8/25


03029511

82- SUBMISSIONS FACING SHEET



Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Takefuji Corp.

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
AUG 27 2003
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4622

FISCAL YEAR 3-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

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12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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OICF/BY: dlw

DAT : 8/26/03

武富士

TAKEFUJI CORPORATION

ANNUAL REPORT 2003

Takefuji Corporation
Takefuji Corporation
Takefuji Corporation
Takefuji Corporation
Takefuji Corporation
Takefuji Corporation
Takefuji Corporation

Profile

Takefuji is Japan's largest consumer finance company, ranked 9th in Japan in FY2002 for declared corporate ordinary income and possessing direct cash loans to customers totaling ¥1,675.6 billion at the end of March 2003. Following its December 1998 listing on the First Section of the Tokyo Stock Exchange, in March 2000, the Company's stock was listed on the London Stock Exchange. We have a nationwide network of 1,892 branch offices, including the Internet ¥en Shop and unmanned branch offices equipped with ATMs and automated loan contracting machines (So-called "*¥en-musubi* machines"). Our 2,815 thousands customers (as of the end of March 2003) can access our services at any one of the 33,662 cash dispensers and ATMs throughout Japan, including those operated by our tie-up partners. We solely owe these and other achievements of ours to the warm supports by our customers and stakeholders. We continue striving to upgrade and enhance the convenience of our services and do our utmost to build trusted relationships with our customers.



Contents

FINANCIAL HIGHLIGHTS

	Millions of yen		Thousands of U.S. dollars
	2003	2002	2003
Direct cash loans to customers	1,675,625	¥1,766,656	13,963,542
Revenues	421,279	428,203	3,510,658
Income before income taxes and minority interests	182,790	123,807	1,523,250
Net income	95,146	64,486	792,883
Total stockholders' equity	831,616	779,919	6,930,133
Total assets	1,939,530	2,017,067	16,162,750
Per share (yen and U.S. dollars):			
Net income	650.9	¥437.8	5.42
Cash dividends	100.0	100.0	0.83
Stockholders' equity	5,795.5	5,294.6	48.30

Notes: 1. U.S. dollar amounts are translated from yen, for convenience only, at the rate of ¥120=US$1, a mean telegraphic transfer rate on March 31, 2003 offered by a prime Japanese bank.

2. All fractions in the figures for the years ended in March, 1999, to 2002 were omitted to the million. For the year ended in March, 2003, figures were rounded off to the nearest million.


Total Stockholders' Equity
(¥ Billion)
501.2
624.0
739.5
779.9
831.6
1999/3 2000/3 2001/3 2002/3 2003/3


Net Income
(¥ Billion)
85.1
113.9
127.3
64.5
95.1
1999/3 2000/3 2001/3 2002/3 2003/3


Revenues
(¥ Billion)
338.6
370.7
401.6
428.2
421.3
1999/3 2000/3 2001/3 2002/3 2003/3



YASUO TAKEI
Chairman and CEO

Customers First and Operational Efficiency Takefuji Seeks to be the Most Attractive Company in Japan

The market climate in our industry has greatly changed, as is evident in the problems in the Japanese economy such as prolonged deflationary stagnation, rise in unemployment rate, sharp increase in the number of individual bankruptcies and so on. Confronted with these changes in the market climate, the Company has shifted the thrust of its management efforts from quantitative expansion to qualitative improvement, and has adhered to stricter credit assessment, prevetion of delinquencies through customer couseling, acceleration of write-off of bad debts and credit ceiling of 1 million yen for small, unsecured, and unguaranteed loans

At the end of the term, the balance of direct cash loans totaled ¥1,675.6 billion, down 5.2% from the previous year-end; the number of customer accounts stood at 2,815 thousands; and the consolidated operating revenues for the year comprised ¥421.3 billion, a decrease of 1.6% from the previous year. Although loan business performance was lower than that of the previous year, such quantitative decline is just an indication of our careful management approach that intends to improve the asset quality. In such a tough time, we believe that we should solidify our internal unity so as to improve the "customer service" which has been lifting the Company up to the industry leader.

Takefuji has received a very high evaluation of A rating from leading international rating agencies by virtue of its powerful marketing and stable financial base. In October 2002, the Company issued ¥20 billion of senior unsecured notes with 30 years maturity. This was the first bond issue with such a long maturity as a Japanese financial institution, and in June 2003, it further issued ¥38 billion of euroyen zero coupon convertible bonds with 3 years maturity. These offerings are firmly promoting the diversification and long-term stability of our funding sources. In addition, the Company issued TAKE BIG SEVEN MasterCard® in October 2002, incorporating the Company's own unique features. As such, the company is offering opportunities to use the credit card to a wide range of customers as well as developing a participating membership store network in new fields.

The Company has grown to the capitalization of 837,500 million yen with strong supports of customers,shareholders and business partners as a regional "nearby finance company" for the last 38 years since its incorporation. We express our sincere gratitude to you all and dedications to attain the capitalization of 1 trillion yen through continuous effort for sound management and marketing practices.

Finally, while improving the images of industry as a leading company, continuing to always put the customer first as well as ensuring efficient management, the Company's operations will be conducted with both earnestness and sincerity to make the Company the most attractive company in Japan.

Your continuous goodwill and support for our endeavors will be greatly appreciated.

July 2003

Yasuo Takei
Chairman and CEO

武井保雄

TAKEFUJI, THE NO. 1 COMPANY IN THE INDUSTRY, IS ALWAYS MOVING FORWARD, SUPPORTED BY TRUST OF CUSTOMERS AND THE MARKET.

Since its foundation, Takefuji has been guided by a corporate philosophy based on the ideals of putting the customer first and achieving and maintaining operational efficiency. These ideals form the root and branches of our business, and the practical application of these ideals is our aim in everything we do – from implementing our loan business to training employees and managing our branch offices. As the leading company in the industry, we continue to work hard to gain a better understanding of our customers' needs and provide with more efficient and thorough customer services.





BUSINESS ENVIRONMENT

Takefuji issues ¥20 billion senior unsecured notes, with a maturity of 30 years, for the first time in the financial sector in Japan.

In June 2002, we implemented our 8th issue of senior unsecured notes, with maturity of 20 years, in the amount of ¥30 billion. Later in October, we also implemented our 9th issue of senior unsecured notes, with a maturity of 30 years, in the amount of ¥20 billion. Except the four issues in the past, this was the first bond issuance of such long maturity of 30 years not only as a Japanese consumer finance company, but as a Japanese financial institution. This achievement was simply the reflection of the fact that our corporate bond was highly rated by leading international rating agencies, namely A3 by Moody's and A minus by Standard & Poor's. It was also a proof of our marketing superiority and strong financial base, securing impartial market trust for the coming 30 years.

Coping with the continuing globalization of money markets, the Company proactively developed its fund-raising activity domestically as well as globally, in order to establish a strong and solid financial structure.

In June 2003, the Company issued ¥38 billion of euroyen zero coupon convertible bonds. Significant achievement by the issuance was that larger-scale flexible funds became available to the Company for a long term, as we had been devoting ourselves for the diversification and stability of our funding sources.

The management of Takefuji will continue to make every effort to meet expectations of its shareholders through its continued business growth.

Takefuji was formally accepted by the Japan Federation of Economic Organizations for its membership. The Company now endeavors to create further corporate value in recognition of its public status.

In November 2002, the Japan Federation of Economic Organizations formally accepted Takefuji's application to join the organization. This acceptance was given not only due to the increasing degree of public awareness of the







consumer finance sector as a whole, but also because of the growth of our loan portfolio to be ranked along with those of other leading financial institutions.

This corporate standing was due to our Company-wide steady efforts of providing our customers with fine-tuned services, and our dedication to core business, in line with our basic tenet of always putting the customer first.

As a leading company in the consumer finance industry, we continue to exert our best efforts to develop our potential as a financial company, thereby creating further corporate value as a reliable and socially responsible corporate citizen.

Takefuji, 38 years in the core consumer finance business, aims for quality improvement, to live up to the high expectations of customers.

Since the establishment of Takefuji, in conformity with its basic principle of always putting "the customer first," the Company has been striving to satisfy its users to offer friendly and sincere services, adhering to its business model of rendering small, unsecured, and unguaranteed loans to the customers. Owing to this corporate stance, Takefuji's services are greatly appreciated by a large number of past and present customers, and especially, tissue distribution by the Company has become a familiar part of the Japanese business landscape. The management of Takefuji believes that, as long as the Company continues to respond promptly and efficiently to the wide-ranging needs of its customers, it will be able to maintain the strong competitive edge, fast growth and high profitability it has always shown.

In response to the recent drastic changes in Japanese economic conditions such as the prolonged recession and deepening deflation, the Company has shifted its management focus from "the quantitative expansion" to "the qualitative improvement". This is nothing but the pursuit of fundamental management policies such as the adoption of tighter credit policy and the improvement of profitability through increasing collectible loan assets. Though the financial service business is characterized by extensive employment of business alliances, M&A strategies and diversification of business, etc., we are now convinced, upon thorough considerations from various perspective, that we can best respond to the needs of our customers by pursuing our core business, as opposed to the above-mentioned general strategies in this sector without clearcut consideration.

While we continue to maintain our strategy of "proactively assessing the consumer finance market," we will further improve our brand image through the sound management and marketing efforts. Concurrently, we will expand our competitive lead over other consumer finance companies in Japan, so as to meet the expectations of our shareholders.


受 付

PRODUCTS AND SERVICES

Easy-to-Use Products a Top Priority

At Takefuji, our mission is to adequately respond to the diverse needs of our customers by providing them with products of increasingly higher quality and lower interest rates.

Interest rates on Takefuji products are calculated on a daily basis, a fact that has become a defining characteristic of the products we offer. For example, if a customer using our services needs a little extra spending money for a leisure activity in a weekend and is able to return it at the start of the following week, that customer will find that Takefuji may offer an interest rate more favorable than that found at banks or other financial institutions.

Takefuji provides customers with simple procedures for getting cash they need and for flexible repayment and credit options. while strictly protecting the privacy of our customers and offering them an extensive ATM network with extended hours, so as to give customers quick access to cash whenever they need it most. With so many points making Takefuji a superior choice to other financial institutions, it is clear why such a large and growing number of customers across Japan take their special financial needs to Takefuji.

The lineup of quality products we offer have yearly interest rates ranging from 13.5% to 27.375%. In addition to our principal products — small-amount unsecured, non-guaranteed loans at the ceiling rate of 27.375% — we will move ahead with plans to use a sliding interest rates method to offer preferred ones to certain existing customers with favorable transaction records and credit status.



TAKE BIG SEVEN


MasterCard
TAKE
BIG SEVEN
MasterCard
TAKE
BIG SEVEN



Heartfelt Services Only Takefuji Can Provide

At Takefuji, we will move ahead not only with developing new low-interest products as we have in the past, but also in making every effort to ensure customers are more satisfied with the services we provide than ever.

Setting payment dates that coincide with the receipt of salaries and other days that customers find most convenient is just one example of how 37 years in business has helped Takefuji develop timely responses to the needs of our customers. Being the first company of its kind in Japan has also helped Takefuji distinguish itself with a line of products and services that continue to set it apart from other companies in the industry. And receiving such an overwhelming praise for services designed to ease the borrowing fears of customers in these uncertain economic times like a fixed-period loan-repayment insurance policy for unemployment provided over many years, Takefuji's reputation as a superior choice will only grow greater in the days ahead.


Takefuji Yen Card
0123-45678

Takefuji issues TAKE BIG SEVEN MasterCard®, launching the full operation of credit card business.

With a view to increasing importance of credit card settlement in the area of personal commercial transactions due to a full-scale spread of on-line electronic transactions and IC cards in the future, the Company established an alliance with MasterCard International Incorporated on October 20, 2002 to issue credit card TAKE BIG SEVEN MasterCard®, incorporating Takefuji's unique features.

The Company started the credit card business in order to contribute to the convenience of its customers, by establishing the infrastructure that enabled service network more accessible in rural communities, where credit cards had not been widely used in the past owing to inadequate infrastructure.

This credit card features 7 unique functions, in addition to the ordinary credit card services.

We will proactively operate this business in future to further contribute to the development of rural communities, by fully utilizing our accumulated know-how of a retail business in consumer finance since the founding, and by expanding the number of our participating stores in regional metropolises.


SECOM

NETWORK SERVICES

Extensive branch network and large number of ATMs for the convenience of customers

In addition to Takefuji's nationwide network of conventional branch offices located in prime spots close to commuter stations, in shopping malls, and so on, the Company has in recent years been actively expanding further into the suburbs with new branch offices located on major roads to serve customers who commute by car. As of the end of March 2003, we had outlets at a total of 1,892 locations, consisting of 529 conventional manned branch offices and 1,362 unmanned branch offices, and we also operate an online service. Besides the unmanned branch offices, ATMs and automatic loan contract machines are installed at all our manned branch offices. Customers can use their ¥en Cards — issued at all branch offices — to withdraw cash or repay loans outside our normal hours of business, including on business holidays, via ATMs at our unmanned branch offices. This feature has proven enormously popular. Moreover, we are also energetically arranging ATM and cash dispenser tie-ups with banks and credit companies for the convenience of customers who live far from the nearest Takefuji branch office. As of the end of March 2003, cash dispenser machines and ATMs available to Takefuji's customers numbered 33,662 including the 2,081 operated directly by the Company. Takefuji plans to continue arranging ATM tie-ups to improve the convenience of the Company's service still further.

In this way, the staff of Takefuji — ever since the Company's founding — have been looking at their work from customers' standpoints, and have been devoting their full efforts to offering convenient service with smiles. Our branch offices are attractively designed, and our staff training pays particular attention to friendly and polite customer care, which has always been the hallmark of Takefuji. These are some of the reasons why many of our customers recommend our services to their friends.







A ¥*en-musubi* machine


TAKE BIG SEVEN
MasterCard

Takefuji expands ATM tie-ups with convenience stores.

Takefuji was quick to recognize the importance of loan repayment services by ATMs located in convenience stores, and has been providing such automatic loan repayment services to its customers ahead of other companies in the sector. In August last year, the Company formed an alliance with the IY Bank. This enabled those customers with Takefuji cards to withdraw cash or repay loans seven days a week, via ATMs installed at 7-ELEVEN, Ito-Yokado and other stores (5,250 units as of the end March, 2003).

ATMs available to the customers now amounts to 31,581 at cooperating convenience stores and financial institutions, and the total number of ATMs (including the 2,081 units operated directly by the Company) is now approaching 34,000. This forms a very extensive nationwide network.

We will continue to advance our customer services by adhering to our policy of always putting the customer first.

Number of Branch Offices, CDs and ATMs


28,828
29,533
33,662
1,709
1,851
1,892
2001
2002
2003
Manned Branch Offices
Unmanned Branch Offices
CDs and ATMs



OPERATIONAL EFFICIENCY

Based on its corporate philosophy, Takefuji's IT systems are evaluated highly.
The motto of Takefuji's operations consists of the three S'es: speed, simplicity, and security. The Company has been proactively investing in its IT systems based on this "three S" motto.

Regarding the speed, Takefuji installed a comprehensive management control system to enable instant business and management-status reporting well ahead of others in the industry, making customer service faster.

The Company also focuses on ensuring security as a key control, which is required more than anything else to maintain the trust of our customers. We make every effort to establish a thorough security system, such as centralized control of data, etc.

Our efforts in the field of information systems were recognized in April, 2003 in the survey of corporate information systems with the highest ranking of AAA (triple A) by Tokyo Consulting Inc. and Nihon Keizai Shimbun, Inc. This

Ratio of Operating Income to Revenues


(%)
51.8
42.2
38.6
36.7
54.8
43.2
39.7
38.1
50.1
42.2
32.9
35.9
38.2
34.0
32.3
32.9
2000
2001
2002
2003

☐ Takefuji
☐ ACOM
☐ Promise
☐ Aiful

Note: Calculations are based on the Japanese non-consolidated financial statements

Ratio of Personnel Costs to Revenues


(%)
6.5
10.3
12.2
10.5
6.0
9.0
11.5
9.6
6.0
8.9
10.4
8.6
6.3
8.8
10.8
9.0
2000
2001
2002
2003

☐ Takefuji
☐ ACOM
☐ Promise
☐ Aiful

Note: Calculations are based on the Japanese non-consolidated financial statements





survey features a comprehensive analysis of corporate information systems from the three aspects of system: system utilization effectiveness; system structure; and system promotion framework. The Company was recognized for its superiority in the data strategy as part of its management renovation, and for its continuous effort in system introduction strategies as well as in improving cost-effects.

Takefuji will continue to make steady effort for a reliable and strong system that can flexibly meet the requirements of future business expansion and its introduction of new products/services.







HUMAN RESOURCES





A party at training center after a training program.

Human Resources are the Backbone of Takefuji

Takefuji is convinced that effective personnel development underlies its "Customers First" philosophy. Takefuji believes that the most important reason why customers choose it is the professionalism and friendliness of employees and the soundness of the financial advice they give.



The Company follows the principle that human resources are assets. Takefuji considers the staff training and education as the most important factor by respecting individual characters and encouraging the development of skills and ability.

The Company has employed a merit-based promotion system since its founding, in which an individual's ability rather than their age, gender or educational background, determines their position. The Company has actively promoted the appointment of women. As such, the first female director of the Company was elected at the Company's shareholders' meeting in June 2002, and 126 of Takefuji's branches are now headed by women. We are endeavoring to render fine-tuned financial services from new perspectives to meet the needs of our customers by leveraging feminine sensibilities as well.



Training programs are conducted by the management, following detailed curriculum designed for each staff and management level, to assist their implementation of "compliance with laws and regulations" and the "principle of putting the customer first." This training is conducted more than 100 times throughout the year at Takefuji's head office and at five training centers scattered around the country. In addition, more than 70 correspondence courses are available to the employees. These courses cover specialist skills, languages, general knowledge, etc., and are designed to meet the real needs of front-line staff, as reflected in their feedback.



Offering New Service via Mobile Phones

Since the creation of the online "Internet ¥en Shop" in 1999, Takefuji was early to offer its services via the website and mobile phones to expand its services in this prospective area.

Free information service, takeme.jp

From April 1, 2003, the Company started free information service "takeme.jp" for mobile phone users.

With this new service, mobile phone users who have accessed "takeme.jp" enjoy free download services of *i-appli* via NTT DoCoMo, Inc.'s *i-mode*, as well as a choice of 2 out of 8 screen design and one kind of game, the first service in Japan.




東京の天気 晴のち

Full implementation of credit card settlement via infrared rays mobile phone communication

From April 14, 2003, the Company started offering a service for the members of TAKE BIG SEVEN MasterCard®, enabling them to shop without presenting their card (by utilizing infrared rays communications between the mobile phone and the affiliated store terminals.) This service is now available at approximately 3,000 signed-up stores.



In the years to come, the Company proactively expands its service channels to mach IT and Internet age, thereby contributing to improving more convenient life for customers. Concurrently, the Company continues to precisely and quickly respond to the diversified customer needs.



The "Takefuji Bamboo" Comes Second in the 9th Volleyball-League Championship.

Great accomplishment in 2 years since establishment, nationwide enthusiasm for breathtaking game.

The "Takefuji Bamboo," a team in Japan's women's volleyball league (V-League), finished second in the final round of the 9th championship ending in March this year, a remarkable achievement.

In the game, Artamonova, a Russian ace striker, beautifully became the top scorer with 611 points in 21 games in total, leaving deep impressions to us all at many of the exciting games. This is a great achievement for a team that is only 2 years old. It is the result of enthusiastic backup and support of many fans as well as various other parties concerned that have made efforts to support our team. We deeply appreciate it. Our team will continue to practice together, as we look forward to your continued patronage in the years to come.


優勝
BAMBOO
第9回Vリーグ女子




BAMBOO

"Takefuji Bamboo" was named after young bamboos, as a team name of bamboos growing strongly straight into the sky. We adopted a logo imaged with the Moon Princess. We hope people continue to love the logo as well as the players and the team.

2003 LPGA 4th Takefuji Classic Held

Exciting games were staged by worldwide women's professional golfers.



The 2003 LPGA 4th Takefuji Classic, 5th round of professional golf tour of LPGA (U.S. Ladies Professional Golf Association) was held from April 17 to 19, 2003 at Las Vegas Country Club in Nevada, proud of its magnificent scenic courses, following the previous site in Hawaii, and again exciting games took place.

Candie Kung, a 21-year-old player from Taiwan, was rewarded with the first victory, she beat Ms.Annika Sorenstam, the defending champion, in keen competition. Among the Japanese players, Akiko Fukushima came 6th, with 5 out of the 8 top players being from Asia, all ending this tour with a high score.







Photo Supplied by
THE MAINICHI NEWSPAPERS



© J.LEAGUE PHOTO INC.

Continued Contributions Make for a Healthier Culture and a Stronger Society

We believe that our commitment to continue such social contributions is highly significant of itself. Our social contributions have a long history both in Japan and abroad. For instance, we began making grants to an organization that trained guide dogs for the visually-handicapped in 1984. We provide support for the physically-handicapped, for environmental protection, for international exchange in the field of education relating to science and technology, and for the most underprivileged children in New York, among other activities. Moreover, Takefuji is the first Japanese company to establish a public trust fund which makes grants to Japanese students studying overseas and also provides financial support for international cooperation in the field of science and technology, thereby furthering technological development.



Takefuji's Sports Promotion Program

In August 2001, Takefuji became the first company in the consumer finance industry to possess its own professional sports team when it established a women's volleyball team, the Takefuji Bamboo, who became members of the V-League. Takefuji is determined to play its part in helping Japanese women's volleyball regain the top position in the world.

Takefuji provides volleyball classes for primary school students in Saitama Precture where the home-ground of Takefuji Bamboo is located. The Company also provides facilities and coaching for wheel-chair volleyballers as its community activities.

Among these, the U.S. women's professional golf tour, under the name of the LPGA Takefuji Classic, has grown into an important vehicle for strengthening the friendly ties between Japan and the United States of America.

Within Japan, Takefuji is an official sponsor of the "J League" — Japan's professional soccer league — and owing to its varied activities, the Company has become an established part of the sporting and cultural scene. The name of Takefuji is a well-known part of the daily scene at sports grounds and stadiums across the country.

>>> Financial Section >>>



Five-Year Summary

	Millions of yen					Thousands of U.S. dollars*
	2003	2002	2001	2000	1999	2003
Direct cash loans to customers	¥1,675,625	¥1,766,656	¥1,645,059	¥1,492,202	¥1,341,265	$13,963,542
Revenues	421,279	428,203	401,561	370,710	338,619	3,510,658
Income before income taxes and minority interests	182,790	123,807	232,229	204,635	174,326	1,523,250
Net income	95,146	64,486	127,267	113,889	85,106	792,883
Total stockholders' equity	831,616	779,919	739,490	624,016	501,166	6,930,133
Total assets	1,939,530	2,017,067	2,018,058	1,899,167	1,728,846	16,162,750
Number of accounts (thousands)	2,815	2,937	2,909	2,795	2,662	
Number of manned branches	529	529	531	530	530	
Number of employees	3,375	3,770	3,458	3,443	4,118	

* *U.S. dollar amounts are translated from yen, for convenience only, at the rate of ¥120=US$1, a mean telegraphic transfer rate on March 31, 2003 offered by a prime Japanese bank, as described in Note 1 of the Notes to the Consolidated Financial Statements.*

Contents

Management's Discussion and Analysis of Results of Operations, Financial Condition, and Cash Flows

FINANCIAL REVIEW

Revenues

Revenues decreased by 1.6 % in the year ended March 31, 2003 compared to the year ended March 31, 2002 to ¥421,279 million, reflecting principally a decrease of ¥3,437 million, or 0.8 %, in interest income on direct cash loans. This decrease resulted mainly from a decrease of 5.2% in loans outstanding to ¥1,675,625 million. The number of customer accounts at March 31, 2003 was 2,814,665, a decrease of 4.2%. The balance outstanding per account decreased by 1.0% to ¥595 thousand. The reduction in number of customer accounts and decrease in outstanding balances both reflected primarily stricter credit standards on new accounts and new loans to existing customers applied by the Company.
Other income decreased by 23.2 % to ¥11,563 million.
Our branch expansion strategy during the period under review focused on enhancing customer convenience and improving operational efficiency. The number of manned branch offices remains unchanged 529 same as previous year.
Takefuji added 41 further unmanned branch offices, bringing the total to 1,362. The number of Yen-musubi automated loan contracting machines was increased by 41 to 1,892. Takefuji also added of its own ATMs, bringing the total to 2,081. The number of interlinked cash dispensers and ATMs at banks and other financial institutions increased from 27,493 to 31,581.

Operating Expenses

Interest expenses included in operating expenses amounted to ¥22,634 million (US$188.6 million), a decrease of ¥2,253 million, or 9.1%, from the previous year. This was due to a decrease in the amount of borrowings and the diversification of the Company's funds procurement to longer term and lower interest bearing sources,thereby taking advantage of the low interest rates in Japan and in the world as a whole.
Allowance for credit losses increased by ¥29,316 million or 29.8%, over the previous fiscal year to ¥127,572 million (US$1,063.1 million). The increase reflects problems of multiple-debts and personal bankruptcy in connection with deteriorating unemployment circumstances together with prolonged high unemployment. The amount of loan write-offs increased by ¥32,719 million, or 41.6% to ¥111,277 million (US$927.3 million). The ratio of write-offs to outstanding loans rose by 2.1 percentage points to 6.6%. Collections from loans previously written off was ¥8,282 million. The recovery rate as a percentage of the outstanding loan balance was 0.5%. As a result, net credit loss ratio was 6.1%. Despite the magnitude of this increase, the level remains low compared with Japanese financial sector as a whole. This underscores Takefuji's superior risk management know-how for unsecured small

Outstanding Direct Cash Loans to Customers


(¥ Billion)
1,341
1,492
1,645
1,767
1,676
1999/3
2000/3
2001/3
2002/3
2003/3

Ratio of Credit Losses to Outstanding Loans and Net Credit Losses Ratio


(%)
2.5
2.7
3.5
4.5
6.6
1.9
2.1
3.0
3.98
6.1
1999/3
2000/3
2001/3
2002/3
2003/3

loans. Strict credit criteria, collection know-how, and a convenient repayment system are the hallmarks of risk management at Takefuji.

Advertising expenses amounted to ¥14,266 million (US$118.9 million), ¥891 million, or 5.9% lower than in the fiscal year ended March 31, 2002. This reflected the adoption of a more efficient mix of advertising media.

Other general and administrative expenses increased by ¥4,208 million, or 5.5%, to ¥81,299 million (US$677.5 million).

Operating Income

Operating income decreased by ¥55,618 million, or 25.7%, over the previous fiscal year to ¥160,379 million (US$1,336.5 million), reflecting mainly the impact of provisions for credit losses during the period.

Other Expenses (Income)

Other income was ¥22,411 million (US$186.8 million) in the year ended March 31, 2003, compared to other expenses of ¥92,190 million in the year ended March 31, 2002. This was primarily due to the absence in the year under review of a loss on devaluation of land. The Company recognized a loss on devaluation of investments in securities and investments in partnerships of ¥1,341 million (US$11.2 million), compared to the loss of ¥2,129 million in the previous period. Gain on sales of investments in securities was ¥455million, compared to a ¥14,990 million gain in the previous period. Loss on sales/disposal of property and equipment, net, was ¥254 million, compared to a loss of ¥436 million in the previous period. Income from participation in leveraged lease partnerships was ¥23,526 million, an increase of 39.8% from the previous period. Expenses for issuances of bonds were ¥514 million, compared to expenses of ¥795 million during the previous period. As a result of the foregoing, income before income taxes and minority interests increased by 47.6% from the previous year to ¥182,790 million.

Projected Leveraged Lease Income


(¥ Billion)
30,000
15,000
2002/3
2003/3
2004/3
2005/3
2006/3

Unsecured Loans by Interest Rate


(%)
2.7
5.5
37.1
0.6
47.1
7.0
2.0
6.1
43.2
0.5
43.2
4.9
2.3
6.6
41.4
0.4
45.2
4.1
2001/3
2002/3
2003/3
29.200%
27.375%
26.280%
25.550%
23.360%
Others

Net Income to Revenues


(%)
25.1
30.7
31.7
15.1
22.6
1999/3
2000/3
2001/3
2002/3
2003/3

Net Income

Net income amounted to ¥95,146 million (US$792.9 million), an increase of ¥30,660 million, or 47.5% from the previous fiscal year, as a result of absense of registration of extraordinary loss on the transfer of land holdings a year earlier. The ratio of net income to revenues from the previous fiscal year's 15.1% to 22.6%. Net income per share increased to ¥650.9 (US$5.42) from ¥437.8 (US$3.29). The company paid a ¥50 per share interim dividend and a ¥50 year-end dividend. The total dividend for the fiscal year ended March 31, 2003 was thus ¥100 per share.

Financial Condition

Total assets as of March 31, 2003 were ¥1,939.5 billion (US$16,162.8 million), a decrease of ¥77,537 million, or 3.84%, from the fiscal year ended March 31, 2002. Total current assets fell ¥77.4 billion, or 4.2% to ¥1,760.8 billion (US$14,673.1 million), mainly due to a decrease in direct cash loans to customers of ¥91.0 billion, or 5.2%, from the previous fiscal year to ¥1,675.6 billion (US$13,963.5 million).

Total current liabilities increased by ¥48,228 million, or 14.6%, from the previous fiscal year to ¥377,941 million (US$3,149.5 million). This was mainly because of a ¥34,708 million, or 13.7%, increase to ¥288,697 million (US$2,405.8 million) in the current portion of long-term debt. On the contrary, short-term borrowings decreased by ¥51,200 million to zero balance as a result of shifting procurement from short-term to longer term.

Long-term debt decreased by ¥177,347 million, or 19.6%, from the previous year to ¥727,648 million (US$6,063.7 million). Of this, corporate bonds increased by ¥88,308 million over the previous term-end, to ¥323,242 million (US$2,693.7 million).

Total stockholders' equity rose by ¥51,697 million, or 6.6%, from the previous fiscal year to ¥831,616 million (US$6,930.1 million). The stockholders' equity ratio improved from 38.7% in the previous fiscal year to 42.9%. Stockholders' equity per share increased by 9.5% from the previous fiscal year to ¥5,795.54 (US$48.30).

Cash Flows

The principal sources of cash flows from operating activities were ¥182,790 million (US$1,523.3 million) in income before income taxes and minority interests, ¥3,949 million (US$32.91 million) in depreciation and amortization, ¥29,316 million (US$244.3 million) in provision for credit losses, and ¥695,530 million (US$5,796.1 million) in principal collected on consumer

Net Income per Share



(¥)
577.79
773.20
864.02
437.80
650.93
1999/3
2000/3
2001/3
2002/3
2003/3

Note: A 1 to 1.3 stock split was carried out during fiscal 1999. The split was non-dilutive to stockholders.

Total Assets



(¥ Billion)
1,729
1,899
2,018
2,017
1,940
1999/3
2000/3
2001/3
2002/3
2003/3

loans. The main use of cash in operating activities was ¥715,750 million (US$5,964.6 million) in consumer loans made to customers. As a result, net cash flow provided by operating activities was ¥261,732 million (US$2,181.1 million).

Net cash flow provided by investing activities was ¥8,534 million (US$71.1 million).

The principal activities contributing to cash flow from financing activities were ¥48,442 million (US$403.7 million) in proceeds from long-term borrowings and ¥266,663 million (US$2,222.2 million) in repayments of long-term loans. Together with other items, net cash flow used in financing activities was ¥224,959 million (US$ 1,874.7 million).

Overall, net cash flow provided by operating, investing and financing activities totaled ¥45,481 million (US$379.0 million). As a result, cash and cash equivalents at the end of the year increased to ¥121,586 million (US$1,013.2 million) compared to ¥76,637 million in the previous fiscal year.

Efficiency

Revenue per employee rose 9.9% from the previous fiscal year to ¥124.8 million. Outstanding direct cash loans per employee rose 5.9% from the previous fiscal year to ¥496 million. Revenues per manned branch office decreased 1.6% from the previous fiscal yesr to ¥796 million. Outstanding direct cash loans per manned branch office were down 5.1% to ¥3,168 million.

Market Risk

The major market risk Takefuji is exposed to is price volatility in its portfolio of listed securities.

Unrealized loss on investments in securities as of the end of the fiscal year amounted to ¥19,243 million. Given the relatively small size of the securities portfolio in relation to total assets and the level of unrealized loss, the impact of market price volatility on Takefuji's profits is unlikely to be significant.

Takefuji had US$-denominated debt of US$1,328 million as of the end of the fiscal year. All this debt is hedged against foreign exchange rate fluctuations through cross currency swaps.

As of the end of March 2003, 28.1% of Takefuji's borrowings are under contracts with a floating rate of interest, as compared with 31.8% as of the end of the previous fiscal year. Although there is little probability of interest rates rising in the short term, Takefuji will keep a close watch on market developments, and if deemed appropriate, will raise funds at fixed interest rates and under longer-term repayment conditions.


Return on Equity
(%)
18.3
20.2
18.7
8.5
11.8
1999/3
2000/3
2001/3
2002/3
2003/3


Stockholders' Equity Ratio
(%)
29.0
32.9
36.6
38.7
42.9
1999/3
2000/3
2001/3
2002/3
2003/3

Consolidated Balance Sheets

TAKEFUJI CORPORATION and Subsidiaries
As of March 31, 2003 and 2002

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2003	2002	2003
ASSETS			
Current Assets:			
Cash in hand and at banks	¥ 37,704	¥ 43,097	$ 314,200
Time deposits (Note 7)	20,991	27,835	174,925
Marketable securities (Note 3)	33	—	275
Short-term investments			
(certificates of deposit purchased under resale agreements)	77,086	21,221	642,383
Direct cash loans to customers (Notes 4 and 7):			
Principal	1,675,625	1,766,656	13,963,542
Accrued interest income	23,078	21,715	192,317
Less: Allowance for credit losses (Note 4)	(127,572)	(98,256)	(1,063,100)
Prepaid expenses	1,390	2,158	11,583
Deferred tax assets (Note 8)	36,167	26,498	301,392
Other current assets	16,267	27,251	135,558
Total Current Assets	¥1,760,769	¥1,838,175	$14,673,075
Investments:			
Investments in securities (Notes 3 and 7)	40,731	48,252	339,425
Investments in partnerships	7,418	7,402	61,817
Other investments	752	805	6,267
	48,901	56,459	407,509
Property and Equipment, Net of Accumulated Depreciation (Notes 5 and 7)	102,270	103,633	852,250
Deferred Tax Assets (Note 8)	9,340	8,111	77,833
Leasehold Deposits and Other Assets (Note 6)	18,250	10,689	152,083
	¥1,939,530	¥2,017,067	$16,162,750

The accompanying notes are an integral part of these statements.

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2003	2002	2003
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current Liabilities:			
Short-term borrowings (Note 7)	¥ —	¥ 51,200	$ —
Current portion of long-term debt (Note 7)	288,697	253,989	2,405,808
Accounts payable	6,437	6,275	53,642
Income taxes payable (Note 8)	69,938	5,534	582,817
Accrued expenses	9,436	9,707	78,633
Other current liabilities	3,433	3,008	28,609
Total Current Liabilities	377,941	329,713	3,149,509
Long-Term Debt (Notes 7, 8 and 11)	727,648	904,995	6,063,733
Allowance for Retirement Benefits (Note 9)	2,325	2,440	19,375
Minority Interests	—	—	—
Commitments and Contingent Liabilities (Notes 10 and 12)			
Stockholders' Equity:			
Common stock, no par value:			
Authorised: 430,000,000 Shares			
Issued: 147,295,200 Shares as of March 31, 2003 and 2002	30,478	30,478	253,983
Additional paid-in capital	52,263	52,263	435,525
Retained earnings (Note 13)	783,132	703,466	6,526,099
Net unrealized losses on other investments in securities, net of taxes	(11,194)	(6,759)	(93,283)
Foreign currency translation adjustments	140	471	1,167
Treasury stock, at cost (Note 13)	(23,203)	(0)	(193,358)
Total Stockholders' Equity	831,616	779,919	6,930,133
	¥1,939,530	¥2,017,067	$16,162,750

Consolidated Statements of Income

TAKEFUJI CORPORATION and Subsidiaries
For the years ended March 31, 2003, 2002 and 2001

	Millions of yen			Thousands of U.S. dollars (Note 1)
	2003	2002	2001	2003
Revenues:				
Interest income on direct cash loans	¥409,716	¥413,153	¥387,142	$3,414,300
Other income	11,563	15,050	14,419	96,358
	421,279	428,203	401,561	3,510,658
Costs and Expenses:				
Interest expenses	22,634	24,887	25,708	188,617
Other expenses associated with financing	2,108	856	2,257	17,567
Provision for credit losses (Note 4)	127,572	94,215	57,264	1,063,100
Write-offs	13,021	—	—	108,508
Advertising expenses	14,266	15,157	16,115	118,883
Other general and administrative expenses	81,299	77,091	81,246	677,492
	260,900	212,206	182,590	2,174,167
Operating Income	160,379	215,997	218,971	1,336,491
Other Expenses (Income):				
Loss on devaluation of investments in securities (Note 3)	1,341	2,129	8,597	11,175
Loss on devaluation of land	—	119,860	—	—
Gain on sales of marketable securities (Note 3)	—	—	(1,424)	—
Gain on sales of investments in securities (Note 3)	(455)	(14,990)	—	(3,792)
Loss on sales of investments in partnerships	—	784	—	—
Loss on sales/disposal of property and equipment, net	254	436	191	2,117
Gain on liquidation of a subsidiary	(539)	—	—	(4,492)
Gain on participation in leveraged lease partnerships (Note 11)	(23,526)	(16,824)	(21,057)	(196,050)
Bond issue costs	514	795	435	4,283
	(22,411)	92,190	(13,258)	(186,759)
Income before Income Taxes and Minority Interests	182,790	123,807	232,229	1,523,250
Income Taxes (Note 8):				
Current	95,912	62,642	101,747	799,267
Deferred	8,268	3,324	(3,211)	68,900
	87,644	59,318	104,958	730,367
Minority Interests	—	(3)	(4)	—
Net Income	¥ 95,146	¥ 64,486	¥127,267	$ 792,883

	Yen			U.S. dollars (Note 1)
Amounts Per Share (Note 2 (14)):				
Net income	¥ 650.9	¥ 437.8	¥ 864.0	$ 5.42
Cash dividends	100.0	100.0	100.0	0.83

The accompanying notes are an integral part of these statements.

Consolidated Statements of Stockholders' Equity

TAKEFUJI CORPORATION and Subsidiaries
For the years ended March 31, 2003, 2002 and 2001

	Number of common stock (Thousands)	Millions of yen					
		Common stock	Additional paid-in capital	Retained earnings	Net unrealized losses on other investments in securities	Foreign currency translation adjustments	Treasury stock, at cost
Balance at March 31, 2000	147,295	¥30,478	¥52,263	¥541,276	—	—	¥(1)
Net income	—	—	—	127,267	—	—	—
Cash dividends paid (¥80 per share)	—	—	—	(11,785)	—	—	—
Bonuses to directors	—	—	—	(50)	—	—	—
Reclassification of foreign currency translation adjustments	—	—	—	—	—	¥ 41	—
Changes in treasury stock, at cost (net)	—	—	—	—	—	—	1
Balance at March 31, 2001	147,295	30,478	52,263	656,708	—	41	(0)
Net income	—	—	—	64,486	—	—	—
Cash dividends paid (¥120 per share)	—	—	—	(17,675)	—	—	—
Bonuses to directors	—	—	—	(53)	—	—	—
Reclassification of net unrealized losses on investments in securities	—	—	—	—	¥ (6,759)	—	—
Foreign currency translation adjustments	—	—	—	—	—	430	—
Changes in treasury stock, at cost (net)	—	—	—	—	—	—	(0)
Balance at March 31, 2002	147,295	30,478	52,263	703,466	(6,759)	471	(0)
Net income	—	—	—	95,146	—	—	—
Cash dividends paid (¥100 per share)	—	—	—	(14,725)	—	—	—
Bonuses to directors	—	—	—	(57)	—	—	—
Decrease due to deconsolidation of subsidiaries	—	—	—	(698)	—	—	—
Net unrealized losses on investments in securities	—	—	—	—	(4,435)	—	—
Foreign currency translation adjustments	—	—	—	—	—	(331)	—
Changes in treasury stock, at cost (net)	—	—	—	—	—	—	(23,203)
Balance at March 31, 2003	147,295	¥30,478	¥52,263	¥783,132	¥(11,194)	¥140	¥(23,203)

	Number of common stock (Thousands)	Thousands of U.S. dollars (Note 1)					
		Common stock	Additional paid-in capital	Retained earnings	Net unrealized losses on other investments in securities	Foreign currency translation adjustments	Treasury stock, at cost
Balance at March 31, 2002	147,295	$253,983	$435,525	$5,862,216	$(56,325)	$3,925	$ (0)
Net income	—	—	—	792,883	—	—	—
Cash dividends paid ($0.83 per share)	—	—	—	(122,708)	—	—	—
Bonuses to directors	—	—	—	(475)	—	—	—
Decrease due to deconsolidation of subsidiaries	—	—	—	(5,817)	—	—	—
Net unrealized losses on investments in securities	—	—	—	—	(36,958)	—	—
Foreign currency translation adjustments	—	—	—	—	—	(2,758)	—
Changes in treasury stock, at cost (net)	—	—	—	—	—	—	(193,358)
Balance at March 31, 2003	147,295	$253,983	$435,525	$6,526,099	$(93,283)	$1,167	$(193,358)

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

TAKEFUJI CORPORATION and Subsidiaries
For the years ended March 31, 2003, 2002 and 2001

	Millions of yen			Thousands of U.S. dollars (Note 1)
	2003	2002	2001	2003
Operating Activities:				
Income before income taxes and minority interests	¥182,790	¥123,807	¥232,229	$ 1,523,250
Depreciation and amortization	3,949	4,972	5,365	32,908
Loss on sales/disposal of property and equipment	254	436	191	2,117
Loss on devaluation of land	—	119,860	—	—
(Decrease) increase in allowance for retirement benefits	(115)	129	607	(958)
Gain on sales of marketable securities	—	—	(1,423)	—
Gain on participation in leveraged lease partnerships	(9,883)	(9,271)	(11,389)	(82,358)
Loss on sales of investments in partnerships	—	784	—	—
Gain on sales of investments in securities	(455)	(14,990)	—	(3,792)
Loss on devaluation of investments in securities	1,341	2,129	8,597	11,175
Direct cash loans made to customers	(715,750)	(919,931)	(903,003)	(5,964,583)
Direct cash loans collected from customers	695,530	719,809	692,681	5,796,083
Increase (decrease) in allowance for credit losses	29,316	15,656	(200)	244,300
Write-offs	111,277	78,559	57,464	927,308
Increase in accrued interest income	(1,363)	(3,545)	(2,783)	(11,358)
Other, net	(4,504)	(6,002)	866	(37,534)
Sub Total	292,387	112,402	79,202	2,436,558
Dividend income received	740	983	666	6,167
Income tax paid	(31,395)	(107,490)	(110,510)	(261,625)
Net cash provided by (used in) operating activities	261,732	5,895	(30,642)	2,181,100
Investing Activities:				
Decrease (increase) in time deposits (over 3-month term)	2,791	4,205	(15,926)	23,258
Purchase of property and equipment	(2,241)	(2,281)	(2,654)	(18,675)
Proceeds from sales of property and equipment	280	35	—	2,333
Purchase of intangible fixed assets	(3,354)	—	—	(27,950)
Purchase of investments in securities	(867)	(12,814)	(1,101)	(7,225)
Proceeds from sales of investments in securities	12,815	30,258	14,529	106,792
Purchase of investments in partnerships	(1,755)	(1,084)	(1,582)	(14,625)
Proceeds from sales of investments in partnerships	823	2,190	5,507	6,858
Other, net	42	(285)	(341)	351
Net cash provided by (used in) investing activities	8,534	20,224	(1,568)	71,117
Financing Activities:				
(Decrease) increase in short-term borrowings, net	(51,200)	28,250	(12,430)	(426,667)
Proceeds from long-term borrowings	48,442	262,326	311,451	403,683
Repayments of long-term borrowings	(266,663)	(379,899)	(358,662)	(2,222,192)
Proceeds from issuance of bonds	83,013	102,469	80,000	691,775
Repayments for redemption of bonds	(623)	—	—	(5,191)
Acquisition or sale of treasury stock, net	(23,203)	(0)	0	(193,358)
Cash dividends paid	(14,725)	(17,675)	(11,783)	(122,708)
Net cash (used in) provided by financing activities	(224,959)	(4,529)	8,576	(1,874,658)
Effect of exchange rate changes on cash and cash equivalents	174	1,068	412	1,449
Net increase (decrease) in cash and cash equivalents	45,481	22,658	(23,222)	379,008
Cash and cash equivalents at beginning of year	76,637	53,979	77,201	638,642
Decrease in cash and cash equivalents held by deconsolidated subsidiaries	(532)	—	—	(4,433)
Cash and cash equivalents at end of year (Note 2 (13))	¥121,586	¥ 76,637	¥ 53,979	$ 1,013,217

The accompanying notes are an integral part of these statements.

1. Basis of Presenting the Consolidated Financial Statements

(1) Accounting principles

The accompanying consolidated financial statements have been prepared from accounts and records maintained by Takefuji Corporation (the "Company") and its consolidated subsidiaries. The Company and its domestic subsidiaries maintain their accounts and records in accordance with the provisions set forth in the Japanese Commercial Code and in conformity with accounting principles and practices generally accepted in Japan, which are different in certain respects as to application and disclosure requirements from International Financial Reporting Standards. The accounts and records of TWJ VC Co., Ltd., which is an overseas subsidiary, are maintained in conformity with generally accepted accounting principles in the United States of America. The accounts and records of other overseas subsidiaries, TTS Finance Co., Ltd., TSR Co., Ltd., TWJ Euro Co., Ltd., and G.H Investment Co., Ltd., are maintained in accordance with local requirements in their respective country of incorporation. No adjustments have been made to those overseas subsidiaries' financial statements on consolidation, as allowed under accounting principles and practices generally accepted in Japan. Relevant notes have been added, and certain items presented in the consolidated financial statements filed with the Financial Services Agency in Japan have been reclassified for the convenience of readers outside Japan.

The consolidated financial statements are not intended to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

(2) Principal shareholder of the Company

The Chairman of the Board of Directors and the CEO of the Company, Mr. Yasuo Takei, is the majority stockholder of the Company. Mr. Takei (together with his family and certain companies controlled by members of his family (the "Family Companies")) owned approximately 99 million shares or 69% of the outstanding shares of common stock with voting rights of the Company as of March 31, 2003 (67% as of March 31,2002).This increase in ratio resulted from the Company's acquisition of its common stock during the fiscal year ended March 31,2003.

(3) United states dollar amounts

Amounts in U.S. dollars are included solely for the convenience of readers outside Japan. The exchange rate of ¥120=US$1, a mean telegraphic transfer rate on March 31, 2003 offered by a prime Japanese bank, was used in translation. The inclusion of such amounts is not intended to imply that Japanese yen have been or could be readily converted, realized or settled in U.S. dollars at the rate or any other rate.

2. Summary of Significant Accounting Policies

(1) Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries including overseas subsidiaries (together referred to as the "Group"). As of March 31, 2003, the subsidiaries are as listed below:

	Equity ownership percentage
1. Take One Country Club, Ltd.	100.0%
2. Kyoritsu Estate Co., Ltd.	100.0 (owned by Take One Country Club, Ltd.)
3. TWJ VC Co., Ltd.	100.0
4. Takefuji Capital Co., Ltd.	100.0
5. TSR Co., Ltd.	100.0
6. G.H Investment Co., Ltd.	100.0
7. TWJ Co., Ltd.	100.0
8. TWJ Euro Co., Ltd.	100.0
9. TDS Co., Ltd.	100.0
10. Takefuji Bull Mart Co., Ltd.	100.0

Note: TDS Co., Ltd. and Takefuji Bull Mart Co., Ltd. were newly established and were consolidated commencing in the fiscal year ended March 31, 2002.

TTS Finance Co., Ltd. was sold on December 31, 2001 and its financial statements were deconsolidated from January 1, 2002.

Yasui Co., Ltd. and Fujix-Credit Co., Ltd. were merged into Takefuji Corporation on September 1, 2002, and thus, those companies' financial statements until August 31, 2002 were included in the consolidated financial statements for the fiscal year ended March 31, 2003.

Zuiko Factor Co., Ltd. and Takefuji New Research Institute Co., Ltd. were dissolved on August 31, 2002 and thus, those companies were deconsolidated from April 1, 2002 due to immateriality.

The accounts of the subsidiaries which use a fiscal year-end other than March 31 are included in the consolidated financial statements after making appropriate adjustments for significant transactions during the periods from their respective fiscal year-ends to March 31.

For the purposes of preparing the consolidated financial statements, all significant intercompany transactions, account balances and unrealized profits within the Group have been eliminated.



The acquisition cost less the fair value of net assets acquired is charged or credited to the consolidated statement of income, as the case may be, in the year of acquisition.

(2) Income recognition

Interest income on direct cash loans is recognized on an accrual basis. Accrued interest is recognized at either the contracted rate applied to individual loans or the maximum rate permitted by the Interest Rate Restriction Law, whichever is lower.

(3) Allowance for credit losses

The "allowance for credit losses" account provided by the Company is an amount to cover possible credit losses on direct cash loans. Prior to April 1, 2000, the allowance for credit losses was provided for as an amount equal to the estimated uncollectible portion of loans, such estimate being based on statistical data regarding past defaults and the probability of collection of defaulted loans.

Effective from April 1, 2000, the Company adopted a new accounting standard for financial instruments and changed its calculation method of allowance for credit losses. The allowance for credit losses on direct cash loans (including delinquent loans past due 30 days or less) was calculated using the historical rate of default based on the write-offs resulting from personal bankruptcy of customers. With respect to specific loans classified as doubtful, such as delinquent loans past due for longer periods, the allowance for credit losses thereon was based on individual assessment of collectibility of each such loan. Due to this change in the calculation method, "operating income" and "income before income taxes and minority interests" for the year ended March 31, 2001 increased by ¥20,400 million, respectively, as compared with the amounts which would have been reported if the previous method had been applied consistently.

Effective from April 1, 2002, the Company changed its calculation method of allowance for credit losses. The allowance for credit losses on direct cash loans (including delinquent loans past due 30 days or less) is calculated using an actual percentage of all write-offs, including those arising from personal bankruptcy of customers. The allowance for credit losses on doubtful loans, such as delinquent loans past due for longer periods is recorded at the estimated uncollectible amounts based on the write-offs of loans with similar credit risk ratings over a certain period. This change in the calculation method was made to more accurately reflect the credit risk of direct cash loans and the recent trend in loan write-offs in the Company's financial statements. Such refinement was made possible by enhancements to the Company's management information system that allowed the Company's management to control its credit risk using the credit risk ratings for direct cash loans. The Company upgraded its management information system in response to increased credit risk exposure resulting from the long-lasting recession in Japan. Due to this change in the calculation method, "operating income" and "income before income taxes and minority interests" for the year ended March 31, 2003 increased by ¥9,408 million ($78,400 thousand), respectively, and "net income" increased by ¥5,475 million ($45,625 thousand), as compared with the amounts which would have been reported if the previous method had been applied consistently.

(4) Write-offs of direct cash loans

The write-off of direct cash loans is made on the basis of evidence that clearly demonstrates the uncollectibility of the unpaid balances. Where the balances previously written off are subsequently recovered and collected, the amount is included in "other income" in the year of recovery.

(5) Valuation of securities

Prior to April 1, 2000, securities with market quotations were valued at the lower of cost or market, cost being determined by the moving average method. Any write-down to lower market value is made individually for each security, and is not made between the aggregate cost and the aggregate market value of securities. Securities without market quotations are valued at cost, determined by the moving average method.

Effective April 1, 2000, the Company adopted the new accounting standard for financial instruments and classified securities into different categories, each having a different accounting method depending on the purposes for which they are held. The Company held no trading securities. Held-to-maturity debt securities are carried at amortized cost. A premium or a discount arising on acquisition is amortized by the straight-line method and recognized as an adjustment to interest. Securities not classified as trading securities or held-to-maturity debt securities are classified as other investments in securities. Other investments in securities continued to be stated at cost, determined using the moving average method. As a result of adopting the new standard, "income before income taxes and minority interests" for the year ended March 31, 2001 increased by ¥756 million. In addition, securities booked in the "marketable securities" account were reclassified to the "investments in securities" account.

The adoption of the mark-to-market accounting to other investments in securities became effective for the fiscal year beginning after April 1, 2001. Other investments in securities with market quotations are stated at market value; each market value is determined by the quoted price at the end of the fiscal year. Net unrealized gains and losses for these other investments in securities are reported as a separate component of the stockholders' equity, net of tax, and the cost of securities sold is computed using the moving average method. Other investments in securities without market quotations are stated at cost determined by the moving average method. As a result of this adoption, investments in securities decreased by ¥12,426 million, investments in partnerships increased by ¥818 million, and the related deferred tax assets and liabilities increased by ¥5,016 million and ¥167 million, respectively. Net unrealized losses on other investments in securities, net of taxes, of ¥6,759 million were recorded in a separate component of the stockholders' equity as of March 31, 2002.

(6) Property and equipment

Property and equipment are stated at cost. Depreciation is computed based on the declining-balance method while the straight-line method is applied to buildings acquired on or after April 1, 1998.

The range of useful lives is principally from 10 to 50 years for buildings and leasehold improvements, and from 6 to 15 years for equipment, furniture and fixtures.

(7) Software costs

Costs of acquired software are amortized on the straight-line method over 5 years which is the estimated useful life.

(8) Accounting for lease transactions

Finance leases, other than those which are deemed to transfer the ownership of the leased assets to lessees, are accounted for by the method similar to that applicable to operating leases.

(9) Translation of foreign currency financial statements (accounts of overseas subsidiaries)

The balance sheets of overseas subsidiaries are translated into Japanese yen at the exchange rates as at the balance sheet date, except for stockholders' equity which is translated at historical rates. Revenues and expenses of overseas subsidiaries are translated into Japanese yen at the average annual exchange rate. Differences arising from such translation are shown as "foreign currency translation adjustments" and included in minority interests and stockholders' equity.

(10) Income taxes

The Company and its consolidated subsidiaries adopt deferred tax accounting for preparation of consolidated financial statements. Income taxes are determined using the asset and liability method, where deferred tax assets and liabilities are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements.

(11) Allowance for retirement benefits

Prior to April 1, 2000, the allowance for retirement benefits to employees was recorded at an amount which would be required to pay (reduced by the benefits payable under the pension plan) if all eligible employees voluntarily terminated their employment at the balance sheet date.

Effective April 1, 2000, the Company and its consolidated subsidiaries adopted the new accounting standard for retirement benefits and provide an allowance for retirement benefits to employees, which is determined based on the projected benefit obligations and the pension fund assets as at the balance sheet date. Actuarial gain or loss is charged or credited to income in the fiscal year next to the year when that was incurred. As a result of adopting the new accounting standard for retirement benefits, "income before income taxes and minority interests" for the year ended March 31, 2001 decreased by ¥715 million.

(12) Bond issue costs and discount on bonds

Bond issue costs are expensed as incurred. Discount on bonds are amortized over the period until redemption.

(13) Cash and cash equivalents

All highly liquid investments with original maturities of three months or less are considered to be cash equivalents.

Cash and cash equivalents at March 31, 2003 and 2002 consist of the following items on the balance sheets:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	2003
Cash in hand and at banks	¥37,704	¥43,097	$ 314,200
Time deposits	20,991	27,835	174,925
Short-term investments	77,086	21,221	642,383
Less: Time deposits over three months	(14,195)	(15,516)	(118,291)
Cash and cash equivalents at end of year	¥121,586	¥76,637	$1,013,217

(14) Amounts per share

Net income per share is computed based on the weighted average number of shares of common stock outstanding during each fiscal year. The Group had no dilutive potential common shares, such as convertible debt on warrants, outstanding during the relevant fiscal years.

Effective April 1, 2002, the Company adopted the new accounting standard for net income per share and excluded bonuses to directors from net income available to common stockholders in the computation of net income per share, which is determined through appropriation of retained earnings by resolution of general stockholders' meeting subsequent to fiscal year-end and not reflected in the accounts of the current year. If this new method had been applied in the prior year, net income per share for the year ended March 31, 2002 would have been ¥437.4. For the year ended March 31, 2001, net income per share based on the new standard is not required to be presented.

Cash dividends per share presented in the accompanying consolidated financial statements are dividends applicable to the respective years including dividends to be paid after the end of the year.

3. Marketable Securities and Investments in Securities

Marketable securities and investments in securities as of March 31, 2003 and 2002 consist of the following:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	2003
Marketable securities:			
Bonds and others	¥ 33	¥ —	$275
Investments in securities:			
Equities with market quotations	¥ 19,677	¥ 24,060	$163,975
Equities without market quotations	3,377	3,681	28,142
Investment trust funds and others	17,677	20,511	147,308
	¥ 40,731	¥ 48,252	$339,425

Acquisition cost, book value (market value) and unrealized gain (loss) of investments in securities as of March 31, 2003 and 2002 are summarized as follows:

	Millions of yen		
	2003		
	Acquisition cost	Book value (Market value)	Unrealized (loss)*
Investments in securities:			
Equities with market quotations	¥26,337	¥19,677	¥ (6,660)
Investment trust funds and others	30,049	17,498	(12,551)
	56,386	37,175	(19,211)
Market value not available	3,588	3,556	(32)
	¥59,974	¥40,731	¥ (19,243)

	Thousands of U.S. dollars		
	2003		
	Acquisition cost	Book value (Market value)	Unrealized (loss)*
Investments in securities:			
Equities with market quotations	$219,475	$163,975	$(55,500)
Investment trust funds and others	250,408	145,817	(104,591)
	469,883	309,792	(160,091)
Market value not available	29,900	29,633	(267)
	$499,783	$339,425	$(160,358)

	Millions of yen		
	2002		
	Acquisition cost	Book value (Market value)	Unrealized gain (loss)*
Investments in securities:			
Equities with market quotations	¥26,780	¥24,060	¥ (2,720)
Investment trust funds and others	30,148	20,223	(9,925)
	56,928	44,283	(12,645)
Market value not available	3,750	3,969	219
	¥60,678	¥48,252	¥(12,426)

* *Includes effect of exchange rate changes on investments in securities denominated in foreign currencies.*

Other investments in securities sold during the fiscal years ended March 31, 2003 and 2002

	Millions of yen		Thousands of U.S. dollars
	2003	2002	2003
Proceeds from sales	¥3,295	¥42,332	$27,458
Gross realized gains	492	14,990	4,100
Gross realized losses	(37)	—	(308)

Write down of investments in securities

The Company writes down the book value of equities when the market value declines by more than 50%, or the market value declines by more than approximately 30% but less than 50%, and the Company's management determines the decline to be other than temporary.

During the fiscal years ended March 31, 2003 and 2002, certain equities with market quotations were written down by ¥778 million ($6,483 thousand) and ¥2,015 million, respectively, and equities without market quotations by ¥474 million ($3,950 thousand) and ¥114 million, respectively.

4. Direct Cash Loans to Customers and Allowance for Credit Losses

Direct cash loans to customers

Problem loans held by the Company as defined under the Law on Issue of Bonds by Moneylenders as of March 31, 2003 and 2002 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	2003
Loans to bankrupt borrowers	¥ —	¥ —	$ —
Delinquent loans	—	—	—
Delinquent loans past due three months or more	78,217	55,151	651,808
Restructured loans*	90,333	76,891	752,775

* The loans classified as restructured loans as of March 31, 2003 and 2002, include ¥82,805 million ($690,042 thousand) and ¥70,781 million, respectively, of loan receivables which were current or less than 31 days past due.

Loans to bankrupt borrowers:

Loans to bankrupt borrowers are loans under declaration of bankruptcy, reconstruction and similar proceedings and, in addition, whose interest is no longer accrued as income since the principal or interest on such loans is unlikely to be repaid in view of the considerable period of delinquencies of the principal and interest, or other circumstances.

Delinquent loans:

Delinquent loans are loans whose interest is no longer accrued as income since the principal or interest on such loans is unlikely to be repaid in view of the considerable period of delinquencies of the principal and interest, or other circumstances, and do not include loans to bankrupt borrowers.

Delinquent loans past due three months or more:

Delinquent loans past due three months or more are loans which are delinquent for three months or more from the date of interest or principal under the terms of the related loan agreements and do not include loans to bankrupt borrowers and other delinquent loans.

Restructured loans:

Restructured loans are loans with concessionary interest rates, as well as loans with negotiated terms regarding the timing of interest and principal payment and do not include loans to bankrupt borrowers, delinquent loans and delinquent loans past due three months or more.

Committed lines of credit

A commitment line is normally set up when the Company makes a direct cash loan contract with an individual customer, whereby the Company is obligated to advance funds up to a predetermined amount to an individual customer upon request. At March 31, 2003 and 2002, the total outstanding balance of unused commitment lines was ¥482,222 million ($4,018,517 thousand) and ¥469,689 million, including ¥306,390 million ($2,553,250 thousand) and ¥287,230 million in commitment lines to customers with no outstanding loan balance, respectively.

The direct cash loan contract contains provisions that allow the Company to refuse advancing funds to customers or reduce the contract amount of the commitment under certain conditions. As such, the total balance of unused commitment does not necessarily impact the Company's future cash flows.

Allowance for credit losses

Changes in the "allowance for credit losses" account during the years ended March 31, 2003 and 2002 are summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	2003
Balance at beginning of year	¥ 98,256	¥82,600	$ 818,800
Write-offs	(98,256)	(78,559)	(818,800)
Additions to allowance	127,572	94,215	1,063,100
Balance at end of year	¥127,572	¥98,256	$1,063,100

As described in Note 2 (3) above, the "allowance for credit losses" account is provided by the Company as an amount to cover possible credit losses.

5. Property and Equipment

Property and equipment as of March 31, 2003 and 2002 are summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	2003
Buildings	¥ 22,934	¥ 23,392	$191,117
Leasehold improvements	16,343	16,245	136,192
Vehicles	266	220	2,217
Machinery	128	126	1,067
Equipment, furniture and fixtures	20,040	18,844	166,999
	59,711	58,827	497,592
Less: Accumulated depreciation	(33,703)	(31,541)	(280,859)
	26,008	27,286	216,733
Land	69,523	69,608	579,358
Golf course	5,592	5,592	46,600
Construction in progress	1,147	1,147	9,559
	¥102,270	¥103,633	$852,250

6. Leasehold Deposits and Other Assets

Leasehold deposits and other assets as of March 31, 2003 and 2002 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	2003
Leasehold deposits	¥ 6,607	¥ 6,428	$ 55,058
Intangibles, principally telephone and land leasehold rights	1,656	1,440	13,800
Software	3,529	1,267	29,408
Deferred charges	979	1,092	8,158
Discount on bond	5,225	—	43,542
Other	254	462	2,117
	¥ 18,250	¥10,689	$152,083

In connection with the leases of office space and other, Japanese lessors require a certain amount of leasehold deposits equivalent to several months' rent. The leasehold deposits shown above usually do not bear interest and are generally returnable only when the lease is terminated. The lease terms are generally 3 to 5 years with options for renewal subject to renegotiation of rental fees.

Expenses for rental and leases pertaining to cancelable long-term lease commitments for employee housing and computer equipment are charged to income as incurred.



7. Short-Term Borrowings and Long-Term Debt

Short-term borrowings outstanding as of March 31, 2002 comprised loans from banks and other financial institutions which bore interest at rates ranging from 0.655% to 1.375% at March 31, 2002. It is normal business custom in Japan for short-term borrowings to be rolled over each year.

Additional information concerning short-term borrowings for the years ended March 31, 2003 and 2002 is as follows:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	2003
Maximum month-end balance	¥33,000	¥71,500	$275,000
Average month-end balance	14,477	32,981	120,642

Long-term debt as of March 31, 2003 and 2002 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	2003
Loans from banks and other financial institutions (with interest rates ranging from 0.45% to 4.3% at March 31, 2003, and from 0.50% to 4.3% at March 31, 2002)*	¥ 663,287	¥ 881,507	$5,527,392
7.30% Senior Unsecured Notes due November 1, 2004 with currency swap contract (Note 14)	16,367	16,367	136,392
8.00% Senior Unsecured Notes due November 1, 2017 with currency swap contract (Note 14)	3,665	3,665	30,542
1.30% Senior Unsecured Notes due October 29, 2003	30,000	30,000	250,000
2.06% Senior Unsecured Notes due March 23, 2007	30,000	30,000	250,000
1.52% Senior Unsecured Notes due June 22, 2005	30,000	30,000	250,000
2.06% Senior Unsecured Notes due June 22, 2007	30,000	30,000	250,000
1.60% Senior Unsecured Notes due October 24, 2004	10,000	10,000	83,333
2.15% Senior Unsecured Notes due October 24, 2006	10,000	10,000	83,333
9.20% Senior Unsecured Notes due April 15, 2011 with currency swap contract (Note 14)	54,902	54,902	457,517
1.30% Senior Unsecured Notes due November 29, 2006	20,000	20,000	166,667
4.00% Senior Unsecured Notes due June 5, 2022	30,000	—	250,000
4.50% Senior Unsecured Notes due October 22, 2032	20,000	—	166,667
Secured Discount Notes due March 19, 2012 with currency swap contract (Note 14)	38,308	—	319,232
	986,529	1,116,441	8,221,075
Other long-term debt**	29,816	42,543	248,466
	1,016,345	1,158,984	8,469,541
Less: portion due within one year:			
Loans from banks and other financial institutions	(288,697)	(253,989)	(2,405,808)
	¥ 727,648	¥ 904,995	$6,063,733

* *With respect to certain loans from banks and other financial institutions in an aggregate amount of ¥332,503 million and Company bonds in an aggregate amount of ¥113,242 million as of March 31, 2003, respectively, maturity may be accelerated if one or more of the following events occur:*

1) *The amount of net assets falls below ¥250,000 million*
2) *Net assets ratio falls below 20%*
3) *The amount of contingent liabilities exceeds ¥170,000 million*
4) *Annual increase of the amount of contingent liabilities exceeds 75% of annual increase of the retained earnings*
5) *Income before income taxes falls below the amount of interest expenses and other expenses associated with financing*
6) *The percentage of cash and cash equivalents plus loans to customers against total assets falls below 40%*
7) *The write-off ratio exceeds 10%*
8) *The percentage of real estate and investments in securities against total assets exceeds 40%*
9) *The percentage of secured borrowings other than those loans secured by real estate against total current assets exceeds 80%*
10) *The total borrowings secured by perfected loans to customers exceeds net assets*

** *"Other long-term debt" included negative value of the Company's participation in leveraged lease partnerships. See Note 11 below for further details.*

The Company borrows funds under committed lines of credit. The Company has available committed lines of credit equal to the Yen equivalent of U.S.$2,500 million. At March 31, 2002, the Company's outstanding balance under the committed line of credit was the Yen equivalent of U.S.$1,110 million, and the remaining unused portion was the Yen equivalent of U.S.$1,390 million.

At March 31, 2003, the Company's outstanding balance under the committed line of credit was the Yen equivalent of U.S.$1,360 million, and remaining unused portion was the Yen equivalent of U.S.$1,140 million.

Group assets pledged as collateral as of March 31, 2003 and 2002 for long-term debt are as follows:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	2003
Time deposits	¥ 1,653	¥ 1,369	$ 13,775
Investments in securities	6,557	9,179	54,642
Direct cash loans to customers under the assignment by way of security	379,549	388,888	3,162,908
Net book value of property and equipment	36,171	37,091	301,425
	¥ 423,930	¥ 436,527	$3,532,750

Long-term debt covered by the collateral as of March 31, 2003 and 2002 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	2003
Current portion of long-term debt	¥ 56,314	¥115,412	$ 469,284
Long-term debt	252,103	251,660	2,100,858
	¥308,417	¥367,072	$2,570,142

Besides assets pledged as collateral shown above, at March 31, 2003, the Company has been committed to furnish, if requested by financial institutions, "direct cash loans to customers" in the aggregate principal value of ¥3,315 million ($27,625 thousand), for securing the repayments of "long-term debt" of ¥2,280 million ($19,000 thousand), under the agreement for reserved collateral with the lenders.

In addition, the shares of the Company's subsidiary, Takefuji Capital Co., Ltd. at a book value of ¥15 million ($125 thousand) are subject to a purchase option which may be exercised by the lending banks under certain agreed-upon conditions including default of the Company. Takefuji Capital Co., Ltd. is a special-purpose company established by the Company from which the Company borrows funds provided by the foreign banks. As of March 31, 2003, outstanding borrowings of this subsidiary were ¥185,614 million ($1,546,783 thousand). The shares of Takefuji Bull Mart Co., Ltd. at a book value of ¥133 thousand ($1,108), which was established as a special-purpose company during the year ended March 31, 2002 for lending funds provided by issuance of discount notes to the Company, are also subject to a purchase option which may be exercised by the financial institution under certain agreed-upon conditions, with which Takefuji Bull Mart Co., Ltd. has financial arrangements. As of March 31, 2003, outstanding borrowings of this subsidiary were ¥38,308 million, ($319,233 thousand).

The aggregate annual maturities of long-term loans with banks and other financial institutions, and bonds as of March 31, 2003 are as follows:

Year ending March 31,	Millions of yen	Thousands of U.S. dollars
2004	¥ 288,697	$2,405,808
2005	153,320	1,277,667
2006	87,370	728,083
2007	120,878	1,007,317
2008 and thereafter	336,264	2,802,200
	¥ 986,529	$8,221,075

8. Income Taxes

The Company is subject to a number of different income taxes which, in the aggregate, indicate a statutory tax rate in Japan of approximately 41.8% for each of the years ended March 31, 2003 and 2002.

The reconciliation of the statutory tax rate to the effective income tax rate for the fiscal years ended March 31, 2003 and 2002 is as follows:

	2003	2002
Statutory tax rate	41.8%	41.8%
Increase in taxes resulting from:		
Tax on undistributed profit	5.2%	3.7%
Change in income tax rate	0.1%	—
Other	0.8%	2.4%
Effective income tax rate	47.9%	47.9%

The statutory tax rate used in calculation of deferred tax assets and liabilities has been changed due to a change in Japanese tax laws. At March 31, 2002, 41.8% was used in the calculation. At March 31, 2003, deferred tax assets and liabilities expected to be realized in the following year were calculated using a 41.8% tax rate, while those expected to be realized after April 1, 2004 were calculated using a 40.5% tax rate. The effect of this change in accounting estimates for the year ended March 31, 2003 was a decrease in net deferred tax assets of ¥270 million ($2,250 thousand) and an increase of income tax expense of ¥21 million ($175 thousand).

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of March 31, 2003 and 2002 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	2003
Current deferred tax assets:			
Non-deductible portion of provision for doubtful accounts for accrued interest income	¥ 2,748	¥ 2,758	$ 22,900
Non-deductible portion of brokerage fees	306	527	2,550
Non-deductible portion of provision for doubtful principal amount	26,744	21,368	222,867
Accounts payable	159	285	1,325
Accrued bonuses	355	708	2,958
Enterprise taxes payable	5,499	508	45,825
Other	356	344	2,967
Sub total	¥ 36,167	¥ 26,498	$301,392
Long-term deferred tax assets:			
Loss on devaluation of investments in securities	¥8,091	¥6,630	$ 67,425
Non-deductible portion of provision for retirement benefits	740	733	6,167
Other	509	748	4,241
Sub total	¥ 9,340	¥ 8,111	$ 77,833
Total deferred tax assets	¥ 45,507	¥ 34,609	$379,225
Long-term deferred tax liabilities	¥ 171	¥ 167	$ 1,425
Net deferred tax assets	¥ 45,336	¥ 34,442	$377,800

9. Retirement Plan and Retirement Benefits

Employees with more than two years of service with the Company are generally entitled to lump-sum retirement benefits determined by reference to their current rate of pay, length of service and conditions under which the termination occurs. In order to provide for such retirement benefits to employees, the Company has a funded non-contributory pension plan which covers a portion of the retirement benefits payable to the retiring employees. The benefits which are not covered by the funded pension plan are paid by the Company and the Company has recognized accrued costs for such a liability as an allowance for retirement benefits.

Prior to April 1, 2000, the allowance for retirement benefits to employees represented the amount of the liability the Company would be required to pay (reduced by the benefits payable under the pension plan) if all eligible employees voluntarily terminated their employment at the respective balance sheet date.

Effective April 1, 2000, the allowance for employee retirement benefits is recorded based on the projected benefit obligations and the value of pension assets. Initial transition losses of ¥672 million were charged to "other expenses" for the year ended March 31, 2001. Unrecognized actuarial net gains/losses are charged to the statement of income in the next year when they arise.

The following tables detail the components of pension costs, the funded status of the pension plans and major assumptions used to determine these amounts.

	Millions of yen		Thousands of U.S. dollars
	2003	2002	2003
Components of pension costs:			
Service cost	¥401	¥461	$3,342
Interest cost	100	105	833
Expected return on plan assets	(34)	(36)	(283)
Net amortization	(248)	(14)	(2,067)
Net pension costs	¥219	¥516	$1,825

	Millions of yen		Thousands of U.S. dollars
	2003	2002	2003
Funded status of pension plans:			
Projected benefit obligation	¥(3,473)	¥(3,333)	$(28,942)
Plan assets, at fair value	1,408	1,498	11,734
Projected benefit obligation in excess of plan assets	(2,065)	(1,835)	(17,208)
Unrecognized net (gains) losses	61	(248)	508
Allowance for retirement benefits	¥(2,004)	¥(2,083)	$(16,700)
Major assumption used:			
Discount rate	3.0%	3.0%	
Expected return on plan assets	2.3%	2.3%	

The Company also provides for lump-sum retirement benefits to directors and corporate auditors, which are paid on a basis similar to that used for employees. While the Company has no legal obligation, it is a customary practice in Japan to make lump-sum payments to a director or corporate auditor upon retirement with the approval of the general meetings of stockholders. Annual provisions are made in the accounts for the estimated costs of this termination plan, which is not funded. The balance of allowance for retirement benefits in the accompanying consolidated balance sheets as of March 31, 2003 and 2002 included such provision, relative to directors and corporate auditors, of ¥321 million ($2,675 thousand) and ¥357 million, respectively.

10. Contingent Liabilities

As of March 31, 2003 and 2002, the Group had no contingent liabilities.

11. Leveraged Lease Partnerships

In the past fiscal years, the Company invested in leveraged lease partnerships specifically set up for the leasing of aircrafts. Such investments were recorded at cost at the time those investments were made. Due to the fact that such partnerships are designed to incur losses in their early years of operation and gains in the subsequent years, the Company has recognized substantial losses or gains on such investments in proportion to its shares in those partnerships.

The Company accounts for such losses (net of any gains from such investments) as non-operating expenses, which are directly charged to investment cost. The amount of cumulative losses exceeding the amount of investment cost is credited to "other long-term debt". In the subsequent years, gains on such investments, which are recorded as non-operating income, are debited to "other long-term debt".

Up to March 31, 2002, net cumulative losses amounted to ¥46,503 million, ¥26,938 million of which had been charged against investment cost and a further ¥19,565 million had been credited to other long-term debt.

Similarly, up to March 31, 2003, net cumulative losses amounted to ¥22,966 million ($191,383 thousand), ¥13,282 million ($110,683 thousand) of which had been charged against investment cost and a further ¥9,684 million ($80,700 thousand) had been credited to other long-term debt.

12. Lease Commitments

All finance lease contracts other than those by which the ownership of the leased assets is to be transferred to lessees, are accounted for as operating leases.

Lease rental expenses on finance lease contracts without ownership-transfer for the years ended March 31, 2003 and 2002 are summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	2003
Lease rental expenses	¥2,973	¥3,609	$24,775

The amount of outstanding future lease payments due at March 31, 2003 and 2002, which included the portion of interest thereon, is summarized as follows:

	Millions of yen			Thousands of U.S. dollars
	2003	2002	2001	2003
Future lease payments				
Due within one year	¥1,827	¥2,861	¥3,431	$15,225
Due over one year	2,303	3,329	4,859	19,192
Total	¥4,130	¥6,190	¥8,290	$34,417

13. Stockholders' Equity

(1) Common stock

The General Meeting of Stockholders held on June 27, 2002 approved that the Company may acquire up to a total not exceeding 13 million outstanding shares of its common stock at an amount in a total not exceeding ¥150,000 million ($1,250,000 thousand) until the conclusion of the general meeting of stockholders to be held for the year ended March 31, 2003. During the fiscal year ended March 31, 2003, the Company has acquired an aggregate of 3,814 thousand shares of its common stock for a total purchase amount of ¥23,203 million ($193,358 thousand).

(2) Retained earnings

The Japanese Commercial Code provided that an amount equivalent to at least 10% of cash dividends and bonuses to directors and corporate auditors must be appropriated as a legal reserve until the reserve balance reaches 25% of common stock. The Company's legal reserve amount included in "retained earnings" was ¥7,619 million as of March 31, 2003 and 2002. In October 2001, the Japanese Commercial Code was amended to allow companies to draw down a portion of the statutory reserve (additional paid-in capital and legal reserve) amount in excess of 25% of common stock. The excess portion may be available for dividends, provided that certain procedures required under the Japanese Commercial Code have been met, and stockholders' approval was obtained at the stockholders' meeting.

14. Financial Derivative Transactions

The Company uses financial derivative transactions, which comprise interest rate swaps, cross currency swaps and interest rate cap transactions, to reduce its exposure to market risks from fluctuations in interest rate and foreign currency exchange against bonds and loans. The Company does not hold or issue financial derivative instruments for trading purposes.

The Company considers that there is no significant credit risk arising from default by counter-parties, as they are major financial institutions in the international financial market.

All derivative transactions the Company enters into are approved by the board of directors and under administration of finance department of the Company. The conditions and results of such transactions are reported timely to the board of directors.

Effective April 1, 2000, the new accounting standard for financial instruments was adopted. With regard to interest rate swap, cross currency swap and interest rate cap transactions, the Company uses the deferral method based on the short-cut method assuming that there is no ineffectiveness in the hedging relationship between hedged items and hedging instruments. For the years ended March 31, 2003 and 2002, contractual values or notional amounts, fair value and unrealized gains/losses of derivative transactions are not required to be presented.

15. Subsequent Events

The appropriation of retained earnings of the Company for the year ended March 31, 2003, which was proposed by the Board of Directors and approved at the General Meeting of Stockholders held on June 27, 2003, is as follows:

	Millions of yen	Thousands of U.S. dollars
Appropriations:		
Cash dividends (¥50 per share)	¥ 7,174	$ 59,783
Bonuses to directors	65	542
Transfer to general reserve	80,000	666,667
Total	¥ 87,239	$726,992

ChuoAoyama Audit Corporation


PRICEWATERHOUSECOOPERS

Kasumigaseki Bldg. 32nd Floor
3-2-5, Kasumigaseki, Chiyoda-ku,
Tokyo 100-6088, Japan

To the Board of Directors of
Takefuji Corporation

We have audited the accompanying consolidated balance sheets of Takefuji Corporation and its consolidated subsidiaries as of March 31, 2003 and 2002, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended March 31, 2003, all expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards, procedures and practices generally accepted and applied in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Takefuji Corporation and its consolidated subsidiaries as of March 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2003 in conformity with accounting principles and practices generally accepted in Japan (see Note 1).

As discussed in Note 2 (3), (5) and (11) to the consolidated financial statements, effective from the year ended March 31, 2001, Takefuji Corporation changed its method of accounting for allowance for credit losses, and Takefuji Corporation and its consolidated subsidiaries have adopted the new Japanese accounting standards for financial instruments and retirement benefits.

The amounts expressed in U.S. dollars, which are provided solely for the convenience of the reader, have been translated on the basis set forth in Note 1 (3) to the accompanying consolidated financial statements.

ChuoAoyama Audit Corporation

ChuoAoyama Audit Corporation

Tokyo, Japan
June 27, 2003





Yasuo Takei
Chairman and CEO



Teruki Uchida
Vice Chairman



Akira Kiyokawa
President



Taketeru Takei
Senior Managing Director



Osamu Sasaki
Managing Director



Yoshihiko Baba
Managing Director



Hikaru Kondo
Senior Executive Officer



Takeshi Kosakai
Director



Katsunori Aita
Director



Kanji Kobayashi
Director



Mineko Naito
Director



Masayoshi Shirakura
Director



Itsuho Takase
Director



Yoshihisa Hagiwara
Director



Yoshiji Fukushima
Director



Kunio Akiyoshi
Standing Corporate Auditor



Masakuni Saito
Standing Corporate Auditor



Toshiyuki Tsuchiya
Standing Corporate Auditor



Yoshihiro Ogura
Corporate Auditor

ORGANIZATION CHART



General Meeting of Shareholders
Board of Directors
Board of Corporate Auditors
Executive Committee
Chairman and CEO
Vice Chairman
President
Secretariat Office
Property Administration and Development office
Inspection Dept.
Customer Relations Office
Credit Examination Dept.
New Business Planning Dept.
Corporate Planning Dept.
Public Relations Dept.
Training and Education Dept.
General Affairs Dept.
General Affairs Section
Labor Relations Section
Legal Section
Personnel Dept.
Information Systems Dept.
Advertising Dept.
Credit Card Business Dept.
Business and Marketing Division
New Office Development Dept.
Business Administration Dept.
Business Adminis- tration Section
Operations Section
Sapporo Regional Branch
Sendai Regional Branch
Tokyo Regional Branch
Yokohama Regional Branch
Nagoya Regional Branch
Osaka Regional Branch
Fukuoka Regional Branch
Loan Administration Dept.
Finance Dept.
Investor Relations Office
Accounting Dept.

HISTORY




1966

JAN. Chairman Yasuo Takei established the private company, Fuji Shoji

1968

JUNE Company incorporated under the name Takefuji Shoji, Ltd.

1970

JAN. Yutaka Co., Ltd., founded (currently Nishiogi Branch Office)

AUG. Yamato Loan Service Co., Ltd., founded (currently Funabashi Branch Office)

1971

JULY Toho Loan Service Co., Ltd., founded (currently Yokohama Branch Office)

SEPT. New office headquarters completed in Itabashi, Tokyo

1973

MAY Then President Yasuo Takei made his first tour of the loan industry in the United States

1974

NOV. Takefuji Shoji, Ltd., reorganized into a joint-stock corporation

DEC. Company name changed to Takefuji Corporation

1977

OCT. Outstanding loans reached ¥10 billion

DEC. Yamato Loan Service Co., Ltd., Toho Loan Service Co., Ltd., and Yutaka Co., Ltd., merged into Takefuji, increasing the total capital to ¥150 million

1978

FEB. ¥en Shop Takefuji adopted as corporate slogan

MAR. Capital increased to ¥300 million

MAY Headquarters moved to Sunshine 60 Building in Ikebukuro, Tokyo. Tokyo and Osaka regional branches established

JULY Subsidiaries Million Finance Co., Ltd., and Tei Kei Ai Co., Ltd., established

1979

MAR. Capital increased to ¥500 million

DEC. Capital increased to ¥800 million

1980

JULY First unsecured convertible bonds issued

DEC. Million Finance Co., Ltd. and Tei Kei Ai Co., Ltd., merged into Takefuji, increasing total capital to ¥895 million

1981

MAR. Large-scale computer introduced, and on-line system connecting all sales offices began operations

JUNE JUNE Outstanding loans reached ¥100 billion

1982

MAR. All of the first unsecured convertible bonds converted, raising total capital to ¥917 million

1983

NOV. On-line system connecting all offices completed

DEC. Company registered as lending institution in accordance with finance company law. Registration number: (1)-00020 (renewable every three years)

1984

MAY 133 Loan Administration sections placed throughout the country, bringing the total to 144 sections at the end of the year

JULY Japan Hawaii Finance Co., Ltd., acquired

SEPT. Main Headquarters Building in Yaesu, Tokyo, completed

OCT. Company began making contributions to the Association for the Promotion of Seeing Eye Dogs in Japan

1985

AUG. System of ATMs and CDs began operations (set up in 48 locations)

OCT. Company established the Takefuji Commemorative Japan Trust, a public-interest trust, to contribute to inviting technicians from overseas to Japan

1986

APR. Private placement of SFr20 million in bonds made overseas, the first in the consumer finance industry

1987

JAN. Company took out a syndicated loan of $150 million from 15 foreign banks

AUG. Outstanding loans reached ¥300 billion

1988

OCT. Number of customer accounts reached one million

1991

FEB. Outstanding loans reached ¥500 billion

1992

MAY Completion of and move to New Main Headquarters Building, in Shinjuku, Tokyo

1994

MAR. Fiscal term-end changed to March 31 Capital increased to ¥16.33 billion

1995

OCT. Company began introduction of automated loan contracting machines, ¥en-musubi

NOV. Number of customer accounts reached 2 million

DEC. Company started CD and ATM tie-up operations with nonbank and regional banks

1996

APR. Long-term counterparty rating (A2) assigned by Moody's Investors Service, Inc.

AUG. Registration of the Company's shares for OTC trading

SEPT. Outstanding loans reached ¥1 trillion

1997

MAR. Secondary offering of 3.3 million shares completed in Japan and overseas

JULY Full scale operation of 3rd generation on-line system started

SEPT. A subsidiary TTS Finance Co., Ltd. was established

OCT. Issuance of US$165 million Yankee Bonds

NOV. Number of customer accounts reached 2.5 million

1998

FEB. Introduction of "Takefuji Medical Counseling Hotline24"

MAR. Secondary offering of 14 million shares overseas

OCT. Began offering a fired-period loan-repayment insurance policy for unemployment

DEC. Takefuji shares listed on the First Section of the Tokyo Stock Exchange

1999

FEB. Takefuji shares approved for options trading

MAR. Trial operations of Iris-identification System for ATMs began at the Kanda Branch Office

OCT. First issuance of ¥30 billion senior unsecured note
Takefuji New Research Institute established

2000

MAR. Takefuji shares listed on the London Stock Exchange

APR. TWJ Co., Ltd. established

OCT. TWJ Euro Co., Ltd. established in London

2001

APR. US$675 million senior unsecured notes globally offered for sale

2002

MAR. Establishment of US$1 billion credit line

JUNE Issuance of 20-year senior unsecured notes of ¥30 billion in the domestic market

OCT. Issuance of 30-year senior unsecured notes of ¥20 billion in the domestic market

2003

JUNE Issuance of euroyen 38 bilion 3-year zero coupon convertible bonds

(As of June 27, 2002)

Takefuji Head Office:	15-1, Nishi-Shinjuku 8-chome Shinjuku-ku, Tokyo 163-8654
Date of Establishment:	January 1966
Capital Stock:	¥30,478 million
Business:	Consumer Finance
Number of Manned Branch Offices:	529 (As of March 31, 2003)
Number of Employees:	3,375 (As of March 31, 2003)
Consolidated Subsidiaries:	Take One Country Club, Ltd. Kyoritsu Estate Co., Ltd. TWJ VC Co., Ltd. Takefuji Capital Co., Ltd. TSR Co., Ltd. G.H Investment Co., Ltd. TWJ Co., Ltd. TWJ Euro Co., Ltd. TDS Co., Ltd. Takefuji Bull Mart Co., Ltd.
Internet Home Page:	http://www.takefuji.co.jp
Transfer Agent for Shares:	Mizuho Trust and Banking Co., Ltd. 5-1, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8240
Independent Certified Public Accountants:	ChuoAoyama Audit Corporation Kasumigaseki Bldg., 32nd Floor 2-5, Kasumigaseki 3-chome, Chiyoda-ku, Tokyo 100-6088

Forward-Looking Statements

This booklet and other written reports and oral statements made from time to time by the Company may contain "forward-looking statements," all of which are subject to risks and uncertainties. All statements which address operating performance, events or developments that we expect to occur in the future, including statements relating to growth, operating revenue performance or statements expressing general opinions about future operating results, are forward-looking statements.

These forward-looking statements rely on a number of assumptions concerning future events, and are subject to a number of uncertainties and other factors, many of which are outside the Company's control, that could cause actual results to differ materially from such statements. Such factors include:

General economic conditions in the consumer loan industry

- Changes in the size of the overall market for consumer loans
- The rate of default by clients
- The level of interest rates paid on Takefuji's debt
- Legal limit on interest rate on Takefuji's loan asset

Any forward-looking statements are made based on known events and circumstances at the time. The Company assumes no obligation to update or publicly revise these forward-looking statements to reflect events or circumstances that arise after the date of publication of this booklet.


株式会社 武富士

Takefuji Head Office

TAKEFUJI CORPORATION


¥shop
武富士

PRINTED IN JAPAN

TAKEFUJI CORPORATION

TAKEFUJI 2003 FACTS AND FIGURES

武富士

Profile

With total assets of ¥1,939.5 billion, outstanding loans of ¥1,675.6 billion, and 2,816,217 customer accounts, Takefuji Corporation is Japan's largest consumer finance company formally accepted by the Japan Federation of Economic Organization for its membership in November 2002.

Founded in 1966, we have been guided by our management philosophies—"Customers First" and "Operational Efficiency"—in expanding our business through office networks nationwide, concentrating on small, unsecured, unguaranteed loans. For the better convenience of our customers, we have also been establishing "¥en-musubi" contract machines and pursuing CD/ATM collaboration with banks, other financial institutions and covenience stores, while striving toward more efficient operations by systematizing our credit and collection activities.

Hereafter, we shall continually seek to offer products and services that will result in ever greater customer satisfaction and contribute to ever greater enjoyment of living.

contents

Revenues/Income (Consolidated)


Revenues
(¥ Millions)
500,000
400,000
300,000
200,000
100,000
0
338,619
370,710
401,561
428,203
421,279
401,800
'99
'00
'01
'02
'03
'04(F)

(¥ Millions)

Fiscal Year Ended	1999/3	2000/3	2001/3	2002/3	2003/3	2004/3 (F)
Revenues	338,619	370,710	401,561	428,203	421,279	401,800
Interest on Loans	326,299	359,193	387,142	413,153	409,716	388,200
Other Income	12,320	11,517	14,419	15,050	11,563	13,600
Growth Rate of Revenues (%)	6.9	9.5	8.3	6.6	△1.6	△4.6


Income before Income Taxes
(¥ Millions)
250,000
200,000
150,000
100,000
50,000
0
174,326
204,635
232,229
123,807
182,790
183,200
'99
'00
'01
'02
'03
'04(F)

(¥ Millions)

Fiscal Year Ended	1999/3	2000/3	2001/3	2002/3	2003/3	2004/3 (F)
Income before Income Taxes	174,326	204,635	232,229	123,807(*)	182,790	183,200

(*) Note: The amount of yen 119,860 million was accounted for as loss on devaluation of land in the consolidated statement of income.


Net Income
(¥ Millions)
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
85,106
113,889
127,267
64,486
95,146
95,400
'99
'00
'01
'02
'03
'04(F)

(¥ Millions)

Fiscal Year Ended	1999/3	2000/3	2001/3	2002/3	2003/3	2004/3 (F)
Net Income	85,106	113,889	127,267	64,486	95,146	95,400

Forward-Looking Statements

The forecasts and figures contained in this report are based on management's assumptions and beliefs in light of information currently available and involve risks and uncertainties. Actual results may differ from those in the report as a result of various factors.

Profitability (Consolidated)

Income before Income Taxes/Revenues


(%)
60
40
20
0
51.5
55.2
57.8
28.9
43.4
'99
'00
'01
'02
'03

(%)

Fiscal Year Ended	1999/3	2000/3	2001/3	2002/3	2003/3
Income before Income Taxes/Revenues	51.5	55.2	57.8	28.9	43.4

Net Income/Revenues


(%)
40
30
20
10
0
25.1
30.7
31.7
15.1
22.6
'99
'00
'01
'02
'03

(%)

Fiscal Year Ended	1999/3	2000/3	2001/3	2002/3	2003/3
Net Income/Revenues	25.1	30.7	31.7	15.1	22.6

Revenues/Costs (Consolidated)

General and Administrative Expenses/Revenues


(%)
60
40
20
0
38.4
40.9
38.5
43.5
56.1
'99
'00
'01
'02
'03

(¥ Millions)

Fiscal Year Ended	1999/3	2000/3	2001/3	2002/3	2003/3
General and Administrative Expenses/Revenues (%)	38.4	40.9	38.5	43.5	56.1
Summary of Operating Costs:					
Financial Expenses	32,265	27,456	27,965	25,743	24,742
General and Administrative Expenses	130,114	151,473	154,625	186,463	236,158

Notes: 1. Financial expenses consist of interest expenses and other expenses associated with financing.
2. General and administrative expenses consist of provision for credit losses, advertising expenses, and general and administrative expenses.

Gain (Loss) on Participation in Leveraged Lease Partnership


(¥ Millions)
25,000
20,000
15,000
10,000
5,000
0
−5,000
9,611
10,310
21,057
16,824
23,526
'99
'00
'01
'02
'03

(¥ Millions)

Fiscal Year Ended	1999/3	2000/3	2001/3	2002/3	2003/3
Gain (Loss) on Participation in Leveraged Lease Partnership	9,611	10,310	21,057	16,824	23,526

Revenues/Costs (Consolidated)

Personnel Costs/Revenues



(%)
15
10
5
0
7.7
6.6
6.1
6.0
6.3
'99
'00
'01
'02
'03

(%)

Fiscal Year Ended	1999/3	2000/3	2001/3	2002/3	2003/3
Personnel Costs (¥ Millions)	26,054	24,338	24,328	25,671	26,600
Personnel Costs/Revenues	7.7	6.6	6.1	6.0	6.3

Advertising Expenses/Revenues



(%)
6
4
2
0
4.0
4.2
4.0
3.5
3.4
'99
'00
'01
'02
'03

(%)

Fiscal Year Ended	1999/3	2000/3	2001/3	2002/3	2003/3
Advertising Expenses (¥ Millions)	13,703	15,543	16,115	15,157	14,266
Advertising Expenses/Revenues	4.0	4.2	4.0	3.5	3.4

Outstanding Loans/Customer Accounts (Non-consolidated)

Outstanding Loans
Number of Customer Accounts
Average Balance Outstanding per Account



(¥ Millions)
2,000,000
1,500,000
1,000,000
500,000
0
3,000,000
(¥600 Thousand)
2,000,000
(¥400 Thousand)
1,000,000
(¥200 Thousand)
1,341,265
1,492,202
1,645,059
1,766,656
1,675,625
'99
'00
'01
'02
'03

(¥ Millions)

Fiscal Year Ended	1999/3	2000/3	2001/3	2002/3	2003/3
Outstanding Loans	1,341,265	1,492,202	1,645,059	1,766,656	1,675,625
Unsecured	1,341,265	1,492,202	1,645,059	1,766,656	1,675,625
Growth Rate (%)	12.8	11.3	10.2	7.4	△5.2
Number of Customer Accounts	2,661,801	2,795,491	2,909,014	2,937,953	2,816,217
Unsecured	2,661,801	2,795,491	2,909,014	2,937,953	2,814,665
Credit card	–	–	–	–	1,552
Average Balance Outstanding per Account (¥ Thousand)	503	533	565	601	595

Note: Average balance outstanding per account data is based on the unsecured loan only.

Loan Balance by Region (As of March 31, 2003)



Kyushu ¥224.3 Billion
13.4%
Hokkaido ¥109.1 Billion
6.5%
Tohoku
¥163.1 Billion
9.7%
Chugoku/Shikoku
¥124.3 Billion
7.4%
Kinki
¥277.5 Billion
16.6%
Chubu ¥227.6 Billion
13.6%
Kanto ¥549.9 Billion
32.8%

Assets (Consolidated)



(¥ Millions)
Total Assets
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
1,728,846
1,899,167
2,018,058
2,017,067
1,939,530
'99
'00
'01
'02
'03

(¥ Millions)

Fiscal Year Ended	1999/3	2000/3	2001/3	2002/3	2003/3
Total Assets	1,728,846	1,899,167	2,018,058	2,017,067	1,939,530
Current Assets	*1,447,742*	*1,595,262*	*1,690,917*	*1,838,175*	*1,760,769*
Other Assets	281,104	303,905	327,141	178,892	178,761
Current Ratio (%)	481.1	323.4	382.7	557.5	465.9
Other Assets Ratio (%)	56.1	48.7	44.2	22.9	21.5

Notes: 1. Current Ratio=Current Assets (Fiscal year-end)/Current Liabilities (Fiscal year-end)×100
2. Other Assets Ratio=Other Assets (Fiscal year-end)/Stockholders' Equity (Fiscal year-end)×100



Income before Income Taxes / Total Assets
(%)
12
8
4
0
10.6
11.3
11.9
6.1
9.2
'99
'00
'01
'02
'03

(%)

Fiscal Year Ended	1999/3	2000/3	2001/3	2002/3	2003/3
Income before Income taxes/Total Assets	10.6	11.3	11.9	6.1	9.2
Net Income/Total Assets	5.2	6.3	6.5	3.2	4.8

Notes: 1. Income before Income Taxes/Total Assets (Yearly Average)×100
2. Net Income/Total Assets (Yearly Average)×100

Credit Losses (Consolidated)



Allowance for Credit Losses
(¥ Millions)
150,000
120,000
90,000
60,000
30,000
0
66,300
82,800
82,600
98,256
127,572
'99
'00
'01
'02
'03

(¥ Millions)

Fiscal Year Ended	*1999/3*	*2000/3*	*2001/3*	*2002/3*	*2003/3*
Allowance for Credit Losses	66,300	82,800	82,600	98,256	127,572



Credit Losses
Credit Losses/Outstanding Loans
(¥ Millions)
120,000
100,000
80,000
60,000
40,000
20,000
0
(%)
8
7
6
5
4
3
2
1
0
34,119
40,600
57,464
78,559
111,277
'99
'00
'01
'02
'03

(¥ Millions)

Fiscal Year Ended	*1999/3*	*2000/3*	*2001/3*	*2002/3*	*2003/3*
Credit Losses	34,119	40,600	57,464	78,559	111,277
Credit Losses/ Outstanding Loans (%)	2.54	2.72	3.49	4.45	6.64
Collection of bad debts deducted	8,741	8,878	8,643	8,301	8,282
Net Credit Losses	25,378	31,722	48,821	70,258	102,995
Credit losses net of recovery	1.89	2.13	2.97	3.98	6.15

※Credit Losses as of 2001/3 include loan amount of
¥ 9,829 million transfered to Fujix Credit Co., Ltd.

Interest-bearing Debt


(¥ Millions)
1,500,000
1,000,000
500,000
0
1,122,359
1,161,245
1,199,105
1,206,992
1,017,884
'99
'00
'01
'02
'03

(¥ Millions)

Fiscal Year Ended	1999/3	2000/3	2001/3	2002/3	2003/3
Debt	1,122,359	1,161,245	1,199,105	1,206,992	1,017,884
Short-term Debt	22,240	35,380	38,100	86,120	28,750
Long-term Debt	1,100,119	1,125,865	1,161,005	1,120,872	989,134
Ratio of long-term borrowings	98.0%	97.0%	96.8%	92.9%	97.2%

Source of Funds (As of March 31, 2003)


Consolidated Subsidiary (other)
25.1%
Japanese Banks
18.0%
Life Insurance Companies
8.0%
Casualty Insurance Companies
1.5%
Foreign Banks/ (Life) Insurance Companies
15.2%
Lease/Finance Companies
4.2%
Bonds
28.0%

Funding structure by key interest rates (As of March 31, 2003)


Yen LIBOR
20.2%
Fixed-rate
72.8%
Short-term prime rate
0.4%
Long-term prime rate
6.6%

Funding structure by maturity (As of March 31, 2003)


Short-term borrowings
2.8%
Long-term borrowings
69.2%
Bonds
28.0%

Stockholders' Equity (Consolidated)



Stockholders' Equity
Stockholders' Equity Ratio
(¥ Millions)
(%)
1,000,000
800,000
600,000
400,000
200,000
0
50
40
30
20
10
0
501,166
624,016
739,490
779,919
831,616
'99
'00
'01
'02
'03

(¥ Millions)

Fiscal Year Ended	1999/3	2000/3	2001/3	2002/3	2003/3
Stockholders' Equity	501,166	624,016	739,490	779,919	831,616(※)
Stockholders' Equity Ratio(%)	29.0	32.9	36.6	38.7	42.9

(※) Note: Including the acquisition of treasury stock for the amount of ¥23,203 million.



Return on Equity (ROE)
(%)
30
20
10
0
18.3
20.2
18.7
8.5
11.8
'99
'00
'01
'02
'03

(%)

Fiscal Year Ended	1999/3	2000/3	2001/3	2002/3	2003/3
Return on Equity	18.3	20.2	18.7	8.5	11.8

Note: Return on Equity=Net Income/Stockholders' Equity (Yearly average) ×100

Per Share Data (Consolidated)



Net Income per Share
(¥)
1,000
800
600
400
200
0
577.79
773.20
864.03
437.80
650.93
'99
'00
'01
'02
'03

(¥)

Fiscal Year Ended	1999/3	2000/3	2001/3	2002/3	2003/3
Net Income per Share	577.79	773.20	864.03	437.80	650.93
Number of Shares Outstanding at Fiscal Year-end (Thousand)	147,295	147,295	147,295	147,295	143,481
Adjusted Yearly Weighted Average Number of Shares Outstanding (Thousand)	147,295	147,295	147,295	147,295	146,070



Stockholders' Equity per Share
(¥)
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
3,402.47
4,236.50
5,020.47
5,294.94
5,795.54
'99
'00
'01
'02
'03

(¥)

Fiscal Year Ended	1999/3	2000/3	2001/3	2002/3	2003/3
Stockholders' Equity per Share	3,402.47	4,236.50	5,020.47	5,294.94	5,795.54
Cash Dividends per Share	100.00	80.00	100.00	100.00	100.00
Adjusted Number of Shares Outstanding at Fiscal Year-end (Thousand)	147,295	147,295	147,295	147,295	143,481

Per Employee Data (Consolidated)

Revenue per Employee



(¥ Millions)
150
125
100
75
50
25
0
82.2
107.7
116.1
113.6
124.8
'99
'00
'01
'02
'03

(¥ Millions)

Fiscal Year Ended	1999/3	2000/3	2001/3	2002/3	2003/3
Revenue per Employee	82.2	107.7	116.1	113.6	124.8
Income before Income Taxes per Employee	42.3	59.4	67.2	32.8	54.2
Net Income per Employee	20.7	33.1	36.8	17.1	28.2

Outstanding Loans (Unsecured) per Employee
Number of Customer Accounts (Unsecured) per Employee



(¥ Millions)
600
500
400
300
200
100
0
900
600
300
0
326
433
476
469
496
'99
'00
'01
'02
'03

(¥ Millions)

Fiscal Year Ended	1999/3	2000/3	2001/3	2002/3	2003/3
Outstanding Loans per Employee	326	433	476	469	496
Number of Customer Accounts per Employee	646	812	841	779	834
Number of Employee at Fiscal Year-end	4,118	3,443	3,458	3,770	3,375

Per Office Data (Consolidated, Manned Office Basis)

Income before Income Taxes per Manned Office



(¥ Millions)
500
400
300
200
100
0
329
386
437
234
346
'99
'00
'01
'02
'03

(¥ Millions)

Fiscal Year Ended	1999/3	2000/3	2001/3	2002/3	2003/3
Revenue per Manned Office	639	699	756	809	796
Income before Income Taxes per Manned Office	329	386	437	234	346
Net Income per Manned Office	161	215	240	122	180

Outstanding Loans (Unsecured) per Manned Office
Number of Customer Accounts (Unsecured) per Manned Office



(¥ Millions)
4,000
3,000
2,000
1,000
0
6,000
4,000
2,000
0
2,531
2,815
3,098
3,340
3,168
'99
'00
'01
'02
'03

(¥ Millions)

Fiscal Year Ended	1999/3	2000/3	2001/3	2002/3	2003/3
Outstanding Loans per Manned Office	2,531	2,815	3,098	3,340	3,168
Number of Customer Accounts per Manned Office	5,022	5,275	5,478	5,553	5,321
Number of Manned Offices at the Year End	530	530	531	529	529

Number of Offices


(Offices)
(No. of ¥en musubi)
2,000
1,500
1,000
500
0
1,289
1,459
1,710
1,851
1,892
Unmanned Branch 758
Unmanned Branch 928
Unmanned Branch 1,178
Unmanned Branch 1,321
Unmanned Branch 1,362
Manned Branch 530
Manned Branch 530
Manned Branch 531
Manned Branch 529
Manned Branch 529
'99
'00
'01
'02
'03

Fiscal Year Ended	1999/3	2000/3	2001/3	2002/3	2003/3
Number of Manned Office	530	530	531	529	529
Number of Unmanned Office	758	928	1,178	1,321	1,362
Number of ¥en musubi	1,289	1,459	1,710	1,851	1,892

Number of Offices by Region (As of March 31, 2003)


Kyushu 71 (173)
Hokkaido 36 (56)
Tohoku 48 (138)
Chugoku.Shikoku
39 (140)
Nationwide
529 (1,362)
Offices
Kinki 88 (215)
Chubu 72 (263)
Kanto 175 (377)

Note:Numbers in parenthesis stand for unmanned offices excluding internet office

Offices by Number of Employees (As of March 31, 2003)


Number: 10 and over
Offices: 26 [2]
4.9%
Number: 5 or less
Offices: 337 [91]
63.7%
Manned
Offices
529
[126]
Number: 6~9
Offices: 166 [33]
31.4%

Note: [ ] indicates female office managers.

Manned Offices by Outstanding Loans (As of March 31, 2003)


Outstanding Loans:
over ¥3 billion
Offices: 204
38.5%
Outstanding Loans:
less than ¥1 billion
Offices: 27
5.1%
Outstanding Loans:
¥1 billion
~¥2 billion
Offices: 149
28.2%
Manned
Offices
529
Outstanding Loans:
¥2 billion ~ ¥3 billion
Offices : 149
28.2%

Number of ATMs


(Takefuji ATM)
(Tie-up ATM)
2,500
2,000
1,500
1,000
500
0
35,000
30,000
25,000
20,000
15,000
10,000
0
21,518
23,909
26,928
27,493
31,581
1,479
1,649
1,900
2,040
2,081
'99
'00
'01
'02
'03

Fiscal Year Ended	1999/3	2000/3	2001/3	2002/3	2003/3
Number of Takefuji ATMs	1,479	1,649	1,900	2,040	2,081
Number of tie-up CDs and ATMs	21,518	23,909	26,928	27,493	31,581
Total	22,997	25,558	28,828	29,533	33,662

Composition of Transactions by Means (Year ended March 31, 2003)


(%)
0
10
20
30
40
50
60
70
80
90
100
Loan withdrawal
Takefuji ATM 79.5%
Office 7.9%
Tie-up ATM 12.6%
Repayment
Takefuji ATM 69.2%
Office 5.2%
Bank Account Transfer 23.3%
Tie-up ATM 1.6%
Registered Mail 0.3%
Collection Visit 0.4%
Total
Takefuji ATM 72.8%
Office 6.1%
Bank Account Transfer 15.3%
Tie-up ATM 5.4%
Registered Mail 0.2%
Collection Visit 0.3%

Advance Amount per ATM Transaction (As of March 31, 2003)


Over ¥100 thousand 3.4%
Under ¥10 thousand 21.7%
¥50~¥100 thousand 9.8%
¥40~¥49 thousand 2.9%
¥30~¥39 thousand 8.0%
¥20~¥29 thousand 14.4%
¥10~¥19 thousand 39.8%

Payment Amount per ATM Transaction (As of March 31, 2003)


Over ¥60 thousand 3.8%
¥50~¥59 thousand 2.1%
¥40~¥49 thousand 5.9%
¥30~¥39 26.6%
Under ¥10 thousand 8.9%
¥10~¥19 thousand 19.9%
¥20~¥29 thousand 32.8%


(Year ended March 31, 2003)
(%)
0 10 20 30 40 50 60 70 80 90 100
Office counter
Word of Mouth, Introduction 11.2%
Distributed Mat'ls 18.9%
Signs 17.1%
TV-Radio 38.1%
Newspaper, Magazine 5.5%
Other 9.2%
¥en-musubi
Word of Mouth, Introduction 11.1%
Distributed Mat'ls 4.2%
Signs 12.8%
TV-Radio 58.8%
Newspaper, Magazine 12.1%
Other 1.0%
Total
Word of Mouth, Introduction 11.2%
Distributed Mat'ls 8.8%
Signs 14.1%
TV-Radio 52.2%
Newspaper, Magazine 10.1%
Other 3.6%

New Accounts by Contract Point


¥en-musubi (after office hours) 22.0%
Office counter 42.7%
¥en-musubi (office hours) 35.3%

Number of borrowings from other consumer finance companies - new customers March'2003


(No borrowing from other consumer finance companies) 0 35.5%
4 8.3%
3 12.9%
2 18.7%
1 24.6%

Loans Outstanding by Loan Interest Rate


As of March 31, 2002
Other 2.1%
29.2% 4.9%
23.36% 6.1%
25.55% 43.2%
26.28% 0.5%
27.375% 43.2%




As of March 31, 2003
Other 2.3%
29.2% 4.1%
23.36% 6.6%
25.55% 41.4%
26.28% 0.4%
27.375% 45.2%

Loans Outstanding by Loan Amount


As of March 31, 2002
Under ¥100,000 0.4%
¥100,000-¥300,000 5.0%
¥500,000-¥1,000,000 65.3%
¥300,000-¥500,000 29.3%




As of March 31, 2003
Under ¥100,000 0.4%
¥100,000-¥300,000 4.8%
¥500,000-¥1,000,000 64.2%
¥300,000-¥500,000 30.6%

1. Features of Products Offered

① Speedy procedures
② Small, unsecured (no collateral) and unguaranteed loans
③ Confidentiality strictly upheld
④ Interest calculated daily
⑤ Revolving payment method
⑥ Loans granted regardless of purpose

2. Loan Application Procedures (Over the Office Counter)



Visit office to apply
Provide statement of Health Insurance
Provide Statement of Salary
Fill out ¥en Card Membership Application Form & Customer Card
Credit is checked with reference to credit criteria and Information Center
In compliance with Moneylenders' Act
Information on application is verified
1. Confirm employment
2. Confirm present address
3. Confirm identity
Computerized counseling
Credit criteria
Credit limit is calculated
Office manager gives approval
Computer registration
Explanation of repayment terms
Card Loan Facility Contract drawn up
Cashing Card issued
Receipt issued (Stating outstanding balance)
Cash delivered to the customer
Loan application and examination
Credit decision
Contract execution

Note: Loan in excess of ¥500,000 is subject to strict examination and assessment by the head office. "Specified Purpose Loans" are not offered on a revolving payment basis.

3. Loan Application Procedures (¥en-musubi)



〈 Applicant (inside machine booth) 〉
〈 Operator (operation site) 〉
Visit booth
Fill out ¥en Card membership application & Customer Card
Applicant fills out loan reguest form
A set of loan reguest forms
scanner
print out
Place application & customer card in machine
scanner
print out
Input necessary items
touch panel
Computer in operation site
Credit is checked with reference to credit criteria and Information Center
Health Insurance Card
Drivers Licence
camera
Customer image
Place ID's in machine
scanner
print out
Information on application is verified
1.Confirm employment
2.Confirm present address
3.Confirm identity
Explanation: repayment, various services
Computerized counseling
Credit criteria
Calculation of credit limit
Office manager's approval
Application/ Examination
Credit decision
Contract issued
Card loan contract & terms
Computer in operation site
Instruction to write up contract
Signature
Card loan contract & terms
Place contract in machine
Contract copy put out
Card loan contract & terms
Card loan contract & terms (copy)
(Stays in machine)
Card issued
Computer in operation site
Instruction to issue card
¥en Card issued
Contract execution

4. Loan Review Procedures

The consumer finance industry is built around convenience, achieved with quick loans which require neither security nor guarantees. In order to offer such loans, the Company has developed the following standards and procedures drawing on the experience accumulated in its years in the field.

(1)Credit limits and conditions vary by occupation, age and other relevant factors, based on extensive data on past repayment histories.
(2)Identity, employment, address and other key items of information are carefully confirmed.
(3)The prospective customer's creditworthiness is determined at the time of loan application, in part by running checks with Takefuji Information Center, which manages a database on Takefuji customers, and the individual credit information center of the Allied Nationwide Credit Information Center. This latter facility has number of records of 17.42 million throughout Japan. Loans are not extended to individuals who are found to have been default or who already hold a large number of loans. In March 1987, the exchange of personal information on customers was initiated between the banking, credit sales and consumer finance industries in order to further reduce the risk of non-performing loans.
(4)The yen limit of the loans is calculated based on both the customer's demonstrated creditworthiness and by reference to standards set according to yearly income. The average amount of a new loan on first application currently stands at around ¥223 thousand. The credit limit may be increased depending on the customer's payment records. The average balance of loans outstanding per customer was around ¥595 thousand as of March 2003.

5. Payment

The Company employs a fixed payment date system.
(1)Fixed payment date
For the customer's convenience, the payment date is established as one of the three days following his or her monthly pay day. The customer thus always makes the monthly payment on the same date.


(Example)
25th
26th
27th
28th
29th and after
Salary received
First day
Second day
Third day
Fourth day and after
○(allowed)
○(allowed)
○(allowed)
×(Not allowed)
Payment must be wihin this period

(2)Payment amount
The amount to be paid is determined by a fixed amount revolving payment system based on loan principal and number of payment intervals.
(3)Administration of receivables
a.Delinquency
The day following the agreed payment date is considered the date when delinquency occurs, and the days of delinquency is calculated accordingly.
b.Renewal of payment date
The payment date is renewed to the next payment date when 1)payment of the monthly principal and interest due is received or 2)payment of an amount greater than the interest due by the following payment date is received.

6. Individual Credit Information Organizations

(1)Outline (As of March 31, 2003)

Items / Name of the organization	Takefuji Information Center	Allied nationwide Credit Information Center	Credit Information Network(CRIN)
Type of organization	Takefuji's independent information center (Began operations in July 1983)	Association of 33 independent credit information centers including companies and cooperative associations (Began operation in September 1976)	Three information centers (Started operations in March 1987) 1)Individual Credit Information Center (KSC, nationwide association of banks) 2)Credit Information Center (CIC, serving credit sales companies) 3)Japan Information Center (JIC, serving consumer finance companies)
Number of members	530 offices in Japan ※including internet office	4,125 Companies, 9,568 offices (Total of 33 centers)	KSC:1,582 companies, CIC:791 companies, 5,663 offices JIC:4,125 companies, 9,568 offices
Users	Purposes 1.Established to fill a need for communication between credit information centers, which did not exist previously. 2.To avoid setting up Takefuji accounts at more than one office for the same individual.	(Membership) Consumer finance companies, local credit sales companies, and others.	(Membership) Companies participating in the above three information centers
Accumulated data	Approx. 8,560,000	Approx. 17,420,000	KSC:Approx. 75,720,000 CIC:Approx. 271,740,000 JIC:Approx. 17,420,000
Inquiries and responses Inquiries per month	Approx. 350,000	Approx. 14,170,000	Approx. 4,580,000
Method of inquiry and response	On-line inquiries and responses through computer network	Letter, telephone, fax, terminal on-line	Letter, telephone, fax terminal on-line

(2)Purpose
As the number of companies offering consumer credit has expanded, so too has the number of individuals who have overextended their personal finances by taking on too much debt. Meticulous credit checks through three credit information organizations allow the Company to identify and avoid compounding the financial difficulties of such customers.

1.Takefuji Information Center
Real-time information on customer accounts eliminates the possibility that an individual may open multiple accounts by visiting more than one Takefuji office.
2. Allied Nationwide Credit Information Center
This center, which supplies real-time information to consumer finance companies, comprises 33 independent credit information centers linked by an on-line computer network throughout Japan.
3. CRIN (Credit Information Network)
Formerly, information centers serving the consumer finance, banking and credit sales industries respectively were operated independently of one another. In November 1983, the "Interinstitutional Credit Information Exchange Committee" was established and began information exchange services from March 1987.

7.Debt Collection

(1)Three basic strategies minimize the risk of non-payment (delinquency).
a. Appropriate credit lines are established based on the Company's accumulated data and know-how.
b. Payment dates are set to maximize customer's convenience.
c. In the event of non-repayment, debt collection efforts are prompt and efficient.

(2)Debt collection operations

Type of delinquent account	Before due date (Excluding attorneys involved delinquencies)	1-90 days	over 90 days	Voluntarily and Legally administerd delinquencies	Court-led rehabilitaion Delinquencies	Written Off account
Duties assigned to:	Branch office / Regional loan collection office・Loan Administration Dept.	Branch office	Regional loan collection office	Loan Administration Dept.	Loan Administration Dept.	Loan Administration Dept.
Description	Written notice of repayment date five days prior Telephone reminder on repayment date	Contacting by telephone and letters Collection by visit	・Contacting by telephone and letters ・Court order and legal proceedings	Collection and control of attorney involved delinquecies	Collection and control of court-led rehabilitation delinquencies	Contacting by telephone and letters

(3)Internal restrictions on collection activities
a. Telephone contacts
1. Frequency: total of two calls per day. (per customer)
2. Time: from 8:10 a.m. to 8:50 p.m.
First contact for 1 day-repayment delay should be made after 8:30 a.m.
Morning calls are prohibited when the customer's working hours are at night.
b. Written notice
Letter Frequency: up to twice per week
(Mailing notices on consecutive days is prohibited.)

8.Maximum Lending Rate


(%)
60
50
40
30
20
10
0
Legal maximum lending rate
Daily interest rate 0.1096%
(Annual interest rate 40.004%)
(91/11)
Daily interest rate 0.08%
(Annual interest rate 29.2%)
(00/6)
Daily interest rate 0.08%
(Annual interest rate 29.20%)(90/1)
Takefuji's maximum lending rate
Daily interest rate 0.075%
(Annual interest rate 27.375%)
(96/2)
'90
'91
'96
'00
'01
'02

9.Average Yield on Loans Outstanding (Interest Income/ Average Outstanding Balance)

Item	1999/3	2000/3	2001/3	2002/3	2003/3
Actual yield per annum (%)	25.65	25.13	24.53	23.98	23.37

Note: Figures for actual yield on loans outstanding reflect unsecured loans only.

Customer Profile



(%)
0
10
20
30
40
50
60
70
80
90
100
Gender
Existing
Male 68.4%
Female 31.6%
New
Male 72.1%
Female 27.9%
Marital Status
Existing
Married 50.5%
Single 49.5%
New
Married 43.5%
Single 56.5%
Age
Existing
Teens and 20s 22.2%
Male 68.9%
31.1%
Female
30s 24.2%
Male 73.1%
26.9%
Female
40s 19.5%
Male 70.2%
29.8%
Female
50s and over 34.1%
Male 63.7%
36.3%
Female
New
Teens and 20s 36.2%
Male 71.2%
28.8%
Female
30s 23.6%
Male 74.7%
25.3%
Female
40s 17.4%
Male 72.6%
27.4%
Female
50s and over 22.8%
Male 70.3%
29.7%
Female
Health Insurance
Existing
Company health insurance 57.6%
National health insurance 42.4%
New
Company health insurance 52.2%
National health insurance 47.8%
Residence
Existing
Own house 15.4%
Own house (with mortgage) 3.6%
House owned by family member 28.5%
Rent house 12.6%
Apartment 15.9%
Public housing apartment 9.1%
Condominium 8.4%
Company Owned House 2.8%
Dormitory
3.7%
New
Own house 14.5%
Own house (with mortgage) 3.4%
House owned by family member 29.9%
Rent house 13.3%
Apartment 17.6%
Public housing apartment 7.9%
Condominium 7.4%
Company Owned House 2.4%
Dormitory
3.6%

Customer Profile



(%)
0
10
20
30
40
50
60
70
80
90
100
Years of Residence
Existing
Under 1 year 0.0%
1~3 years 2.6%
3~5 years 5.7%
5~10 years 19.2%
Over 10years 72.5%
New
Under 1 year 4.6%
1~3 years 14.4%
3~5 years 9.9%
5~10 years 17.6%
Over 10years 53.5%
Occupation
Existing
Office Worker 83.5%
Self-employed 9.7%
House-wife 4.6%
Public Servant 2.0%
Other 0.2%
New
Office Worker 81.5%
Self-employed 13.9%
House-wife 2.2%
Public Servant 2.1%
Other 0.3%
Years of Employment
Existing
Under 1 year 3.1%
1~3 years 7.7%
3~5 years 10.0%
5~10 years 24.7%
Over 10years 54.5%
New
Under 1 year 13.1%
1~3 years 26.6%
3~5 years 13.5%
5~10 years 17.1%
Over 10years 29.7%
Size of Employer
Existing
Under 30 employees 64.7%
31~100 16.8%
101~500 11.0%
Over 501 7.5%
New
Under 30 employees 66.8%
31~100 15.7%
101~500 10.1%
Over 501 7.4%
Annual Income
Existing
Under ¥2 million 2.8%
¥2~¥3 million 11.4%
¥3~¥4 million 31.0%
¥4~¥5 million 24.4%
Over ¥5 million 30.4%
New
Under ¥2 million 4.9%
¥2~¥3 million 21.4%
¥3~¥4 million 26.5%
¥4~¥5 million 22.5%
Over ¥5 million 24.7%


Loans Advanced by Type (Monthly Average)
(¥ Millions)
Additional advance under existing contract
Repeat contract
Advance under new contract
Total outstanding loans
(year-end balance)
(¥ Billions)
90,000
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
13,413
14,922
16,450
17,666
16,756
46,340
50,168
53,414
56,692
43,825
8,966
10,807
13,755
12,373
10,603
9,022
8,872
8,081
7,596
5,223
'99
'00
'01
'02
'03
Note: Outstanding Loans by Type represents unsecured small-lot loans.


New Loans and Net Increase
(¥ Millions)
Loan
Repayment
Write-off
Net increase
1,000,000
900,000
800,000
700,000
600,000
500,000
400,000
300,000
200,000
100,000
0
-100,000
-200,000
-300,000
-400,000
-500,000
-600,000
-700,000
-800,000
771,928
838,161
903,003
919,930
715,822
152,596
150,937
152,857
121,596
-91,030
-34,119
-40,599
-47,635
-78,558
-111,277
-585,212
-646,625
-702,511
-719,776
-695,575
'99
'00
'01
'02
'03

1. Training System



Training by Head Office
*Strategic planning
*Personnel management
*Human assessment
Area Manager Training
Regional Managers Meeting Hosted Head Office
National Managers Conference
Office Manager Level-up Training
Training by Regional Office
*Instructor training
*Management
*Categorized job training
Office Manager Candidate Training
On the Job Training
*Business operations
*Training evaluation sheet
*Job rotation
*Operational manuals study
*Office management
*Customer relations
*Repayment
*Loans
*Collection
*Accounting
*Computation
*Computer operation
Newly-joined Staff Training
Freshman 10-month Follow-up Training
Legal Training
*Legal administration
*Consumer finance law study
*Regulation study
*Safe driving training
Freshman 5-month Follow-up Training
Freshman 2-month Follow-up Training
Freshman Introductory Training
Instructor system
Correspondence Course By Management Level

2. Training is held at six regional training centers located in Tokyo, Osaka, Nagoya, Sapporo, Sendai, and Fukuoka

3. In order to improve the abilities of staff, correspondence courses have been utilized since May 1989. These courses, organized by an outside organization, provide approximately 70 varied study options available to all staff. The Company subsidizes the costs for staff who complete the course within the planned schedule.

Item \ Fiscal Year Ended	2003/3 ¥ Millions	2003/3 Proportion (%)	2003/3 Change (%)	2002/3 ¥ Millions	2002/3 Proportion (%)	2002/3 Change (%)
〈ASSETS〉						
Current assets:						
Cash in hand and at banks	37,704		△12.5	43,097		69.9
Time deposits	20,991		△24.6	27,835		24.9
Specified money trust	-			-		-
Marketable securities	33			-		-
Short-term investments	77,086		363.3	21,221		△15.1
Direct cash loans to customers:						
Principal	1,675,625		5.2	1,766,656		7.4
Accrued interest income	23,078		6.3	21,715		19.5
Less: Allowance for credit losses	△127,572			△98,256		19.0
Prepaid expenses	1,390		△35.6	2,158		△6.0
Deferred income tax assets	36,167		36.5	26,498		15.0
Other current assets	16,267		△40.3	27,251		121.8
Total current assets	1,760,769	90.8	△4.2	1,838,175	91.1	8.7
Investments:						
Investments in securities	40,731		△15.6	48,252		△37.8
Investments in partnerships	7,418		0.2	7,402		△18.5
Other investments	752		△6.6	805		△11.4
Total investments and advances	48,901	2.5	△13.4	56,459	2.8	△35.5
Property and equipment, net of accumulated depreciation	102,270	5.3	△1.3	103,633	5.1	△53.9
Deferred tax assets	9,340	0.5	15.2	8,111	0.4	151.5
Leasehold deposits and other assets	18,250	0.9	70.7	10,689	0.5	△7.8
Foreign currency Translation adjustments	-			-	-	-
Total assets	1,939,530	100.0	△3.8	2,017,067	100.0	△0.0
〈LIABILITIES AND STOCKHOLDERS' EQUITY〉						
Current liabilities:						
Short-term borrowings	-		-	51,200		123.1
Current portion of long-term debt	288,697		13.7	253,989		△28.3
Accounts payable	6,437		2.6	6,275		△12.7
Income taxes payable	69,938		1,163.8	5,534		△89.0
Accrued expenses	9,436		△2.8	9,707		45.5
Other current liabilities	3,433		14.1	3,008		437.1
Total current liabilities	377,941	19.5	14.6	329,713	16.3	△25.4
Long-term debt	727,648	37.5	△19.6	904,995	44.9	8.5
Allowance for retirement benefits	2,325	0.1	△4.7	2,440	0.1	5.5
Foreign currency translation adjustment	-			-	-	-
Minority interest	-			-		-
Stockholders' equity :						
Common stock	30,478	1.6	-	30,478	1.5	-
Additional paid-in capital	52,263	2.7	-	52,263	2.6	-
Retained earnings	783,132	40.4	11.3	703,466	34.9	7.1
Net unrealized losses on other investments in securities, net of taxes	△11,194	△0.6	-	△6,759	△0.3	-
Foreign currency translation adjustments	140		-	471		-
Treasury stock	△23,203	△1.2	-	△0		-
Total stockholders' equity	831,616	42.9	6.6	779,919	38.7	5.5
Total liabilities and stockholders' equity	1,939,530	100.0	△3.8	2,017,067	100.0	△0.0

2001/3			2000/3			1999/3		
¥ Millions	Proportion (%)	Change (%)	¥ Millions	Proportion (%)	Change (%)	¥ Millions	Proportion (%)	Change (%)
25,368		9.5	23,161		24.3	18,638		28.5
22,286		12.1	19,880		166.0	7,475		5.7
-		-	-		-	-		△100.0
-		△100.0	50,297		2.3	49,146		19.8
25,005		△28.6	35,036		△54.2	76,553		93.2
1,645,059		10.2	1,492,202		11.3	1,341,265		12.8
18,169		18.1	15,386		24.1	12,401		18.5
△82,600		△0.2	△82,800		24.9	△66,300		17.6
2,297		△12.2	2,617		△8.9	2,873		△56.4
23,044		△11.5	26,050		-	-		-
12,289		△8.5	13,433		136.0	5,691		205.6
1,690,917	83.8	6.0	1,595,262	84.0	10.2	1,447,742	83.7	13.1
77,575		70.9	45,388		302.3	11,281		124.2
9,086		△39.5	15,011		△43.9	26,773		1.5
909		△10.2	1,012		△3.3	1,046		△1.6
87,570	4.3	42.6	61,411	3.2	57.1	39,100	2.3	20.5
224,747	11.1	△0.5	225,858	11.9	△0.6	227,274	13.1	△0.4
3,225	0.2	△5.9	3,429	0.2	-	-	-	-
11,599	0.6	△9.6	12,835	0.7	△12.9	14,730	0.9	△24.1
-	-	-	372	0.0	-	-	-	-
2,018,058	100.0	6.3	1,899,167	100.0	9.9	1,728,846	100.0	10.8
22,950		△35.1	35,380		59.1	22,240		△20.5
354,030		△8.5	386,926		72.9	223,816		35.2
7,191		19.2	6,034		15.1	5,243		△16.8
50,383		△14.8	59,146		35.5	43,666		△25.7
6,673		24.1	5,377		△2.8	5,530		15.5
560		19.9	467		4.5	447		△16.8
441,787	21.9	△10.4	493,330	26.0	63.9	300,942	17.4	14.1
834,372	41.3	7.0	780,023	41.1	△15.7	924,961	53.5	6.8
2,312	0.1	35.6	1,705	0.1	1.5	1,680	0.1	5.3
-	-	-	-	-	-	12	0.0	△88.8
97	0.0	4.3	93	0.0	9.4	85	0.0	△14.1
30,478	1.5	-	30,478	1.6	-	30,478	1.8	-
52,263	2.6	-	52,263	2.8	-	52,263	3.0	-
656,708	32.5	21.3	541,276	28.5	29.4	418,429	24.2	21.2
-	-	-	-	-	-	-	-	-
41	0.0	-	-	-	-	-	-	-
0	0.0	-	△1	0.0	△75.0	△4	0.0	-
739,490	36.6	18.5	624,016	32.9	24.5	501,166	29.0	17.1
2,018,058	100.0	6.3	1,899,167	100.0	9.9	1,728,846	100.0	10.8

Consolidated Statements of Income

Item \ Fiscal Year Ended	2003/3			2002/3		
	¥ Millions	Proportion (%)	Change (%)	¥ Millions	Proportion (%)	Change (%)
Revenues:						
Interest income on direct cash loans	409,716		△0.8	413,153		6.7
Other income	11,563		△23.2	15,050		4.4
Total Revenues	421,279	100.0	△1.6	428,203	100.0	6.6
Costs and expenses:						
Interest expenses	22,634		△9.1	24,887		△3.2
Other expenses associated with financing	2,108		146.3	856		△62.1
Provision for credit losses	127,572		35.4	94,215		64.5
Write-offs	13,021			-		
Advertising expenses	14,266		△5.9	15,157		△5.9
Other general and administrative expenses	81,299		5.5	77,091		△5.1
Loss on devaluation of securities and investments in partnerships	1,341		△37.0	2,129		△75.2
Loss on devaluation of land	-			119,860		-
Gain on sales of investment in securities	△455			△14,990		-
Loss on sales of investment in partnership	-			784		-
Loss on sale/disposal of property and equipment, net	254		△41.7	436		128.3
Gain on liquidation of a subsidiary	△539			-		
Gain on participation in leveraged lease partnerships	△23,526		△39.8	△16,824		△20.1
Amortization of goodwill	-			-		-
Other losses	514		△35.3	795		-
Total Costs and expenses	238,489	56.6	△21.7	304,396	71.1	79.8
Income before income taxes and minority interests	182,790	43.4	47.6	123,807	28.9	△46.7
Income taxes Current	95,912	22.8	53.1	62,642	14.6	△38.4
Deferred	8,268	2.0	148.7	3,324	0.8	-
Minority Interests	-			△3		△25.0
Net income	95,146	22.6	47.5	64,486	15.1	△49.3
Retained earnings:						
Balance at beginning of the year	703,466			656,708		
Deferred tax Accounting				-		
Appropriation:						
Cash dividends	△14,725			△17,675		
Officers' bonuses	△57			△53		
Decrease due to deconsolidation of subsidiaries	△698			-		
Balance at end of the year	783,132			703,466		

※Note: The amount of yen 119,860 million was accounted for as loss on devaluation of land in the consolidated statement of income.

2001/3			2000/3			1999/3		
¥ Millions	Proportion (%)	Change (%)	¥ Millions	Proportion (%)	Change (%)	¥ Millions	Proportion (%)	Change (%)
387,142		7.8	359,193		10.1	326,299		9.3
14,419		25.2	11,517		△6.5	12,320		△33.1
401,561	100.0	8.3	370,710	100.0	9.5	338,619	100.0	6.9
25,708		△0.4	25,808		△2.7	26,524		3.1
2,257		37.0	1,648		△71.3	5,741		△18.0
57,264		0.3	57,100		29.7	44,018		17.7
16,115		3.7	15,543		13.4	13,703		10.6
81,246		3.1	78,830		8.9	72,393		13.4
8,597		307.2	2,111		18.6	1,780		△82.9
-		-	-		-	-		-
-		-	-		-	-		-
-		-	-		-	-		-
191		13.0	169		△15.1	199		△56.0
△21,057		104.2	△10,310		7.3	△9,611		56.4
-		-	-		-	-		△100.0
△989		△79.5	△4,824		△150.5	9,546		459.6
169,332	42.2	2.0	166,075	44.8	1.1	164,293	48.5	7.4
232,229	57.8	13.5	204,635	55.2	17.4	174,326	51.5	6.4
101,747	25.3	5.5	96,472	26.0	8.1	89,235	26.4	△8.4
△3,211	△0.8	△156.0	5,729	1.5	-	-	-	-
△4		△33.3	△3		△120.0	15		-
127,267	31.7	11.7	113,889	30.7	33.8	85,106	25.1	27.9
541,276			418,429			345,160		
-			23,750			-		
△11,785			△14,729			△11,784		
△50			△63			△53		
656,708			541,276			418,429		


Outstanding Consumer Loans
(¥100 Millions)
500,000
400,000
300,000
200,000
100,000
0
Total Consumer Loans
Specialized Consumer Loan Companies
387,097
380,177
372,432
372,017
374,035
372,867
355,959
351,211
356,620
358,517
36,630
39,970
44,982
52,082
59,634
65,179
71,371
78,586
88,489
96,918
'92
'93
'94
'95
'96
'97
'98
'99
'00
'01
Source: Japan Consumer Credit Association "The origin and development of consumer credit in Japan 2003"


Market Share Information (As of the end of March 2003)
Takefuji Corporation ¥1,675.6 Billion
14.6%
ACOM CO., LTD. ¥1,652.8 Billion
14.5%
CFJ Co., Ltd. ¥1,500.0 Billion
13.1%
AIFUL CORPORATION ¥1,414.3 Billion
12.4%
PROMISE Co., Ltd. ¥1,375.6 Billion
12.0%
Other
¥3,820.5 Billion
33.4%
11,438.8
(¥Billion)
Source: The Japan Finance Newspaper

Corporate Data (As of June 27, 2003)

Corporate Name	Takefuji Corporation
Head Office	15-1, Nishi-shinjuku, 8-chome, Shinjuku-ku, Tokyo 163-8654 Tel 03-3365-8000
Date Of Establishment	January 1966
Business	Consumer Finance
Capital Stock	¥30,477,900,000
Number of Shares Issued	147,295,200
Fiscal Year-end	March 31
Number of Employees	3,375 (As of March 31, 2003)
Board of Directors, Auditors and Officers	
Chairman, CEO	Yasuo Takei
Vice Chairman	Teruki Uchida
President	Akira Kiyokawa
Senior Managing Director	Taketeru Takei
Managing Directors	Osamu Sasaki Yoshihiko Baba
Senior Executive Officer	Hikaru Kondo
Directors	Kanji Kobayashi Takeshi Kosakai Katsunori Aita Mineko Naito Masayoshi Shirakura Itsuho Takase Yoshihisa Hagiwara Yoshiji Fukushima
Corporate Auditors	Kunio Akiyoshi Masakuni Saito Toshiyuki Tsuchiya Yoshihiro Ogura



TAKEFUJI CORPORATION

8-15-1, Nishi-shinjuku, Shinjuku-ku, Tokyo, 163-8654
TEL.03-3365-8000 FAX.03-3365-8070